Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Humblemaker, LLC
350 Main St, Unit A
Seal Beach, CA 90740
https://humblemaker.coffee/

Up to $1,069,992.00 in Membership Units at $5.25
Minimum Target Amount: $9,996.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Humblemaker, LLC
Address: 350 Main St, Unit A, Seal Beach, CA 90740
State of Incorporation: CA
Date Incorporated: March 16, 2016

Terms:

Equity

Offering Minimum: $9,996.00 | 1,904 shares of Membership Units
Offering Maximum: $1,069,992.00 | 203,808 shares of Membership Units
Type of Security Offered: Membership Units
Purchase Price of Security Offered: $5.25
Minimum Investment Amount (per investor): $231.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. During the live offering, you will only receive the highest level bonus share perk you are eligible for. See Bonus info below.*

Company Perks*

Time-Based:

Pioneers Club Bonus

Invest within the first 24 hours and receive an additional 100% bonus Membership Units.

First Light Bonus

Invest within the first 48 hours and receive an additional 20% bonus Membership Units.

Dawn Patrol Bonus

Invest within the first week and receive an additional 15% bonus Membership Units.

Golden Hour Bonus

Invest within the first two weeks and receive an additional 10% bonus Membership Units.

Amount-Based:

$250+

Pioneer's Club Hat

Limited Edition Twill Cap with Patch - $25 value

$500+

The Doheny Package

Lifetime Sharable Discount of 10% + The Pioneer's Club Bundle (Patch, hoodie, hat, t-shirt, tumbler & bandana) - $99 value

$1,000+

The Blackies Package

Doheny Perks (Lifetime Sharable Discount of 10% + Patch, hoodie, hat, t-shirt, tumbler & bandana) + Free bag of coffee every month for a year - $360 value

$2,500+

The Sano Package

Blackies Perks (Lifetime Sharable Discount of 10% + Patch, hoodie, hat, t-shirt, tumbler & bandana + Free bag of coffee every month for a year) + Founders Jacket - $635 value

$5,000+

The Trestles Package

Sano Perks (Lifetime Sharable Discount of 10% + Patch, hoodie, hat, t-shirt, tumbler & bandana + Free bag of coffee every month for a year + Founders Jacket) + Coffee Kit (Ode Brew Grinder, Stagg Pour-Over Kettle and Stagg [XF] Pour-Over Set) - $1035 value

$10,000+

The Rincon Package

Trestles Perks (Lifetime Sharable Discount of 10% + Patch, hoodie, hat, t-shirt, tumbler & bandana + Free bag of coffee every month for a year + Founders Jacket + Coffee Kit (Ode Brew Grinder, Stagg Pour-Over Kettle and Stagg [XF] Pour-Over Set) + Waypointe Weekend with Bryan & Chris, 3-night stay at the Waypointe in downtown Ventura that includes a tour of all HMBLMKR coffee shop locations, surfing, camping, eating, drinking, laughing and good vibes ($2500 value)

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Humblemaker LLC will offer 10% additional bonus Membership Units for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. Owner's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any Membership Units they purchase in this offering. For example, if you buy 100 Membership Units at $5.25/unit, you will receive and own 110 Membership Units for $525. Fractional units will not be distributed and unit bonuses will be determined by rounding down to the nearest whole units.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Humblemaker is a wellness-focused company. We create functional coffee products that support a healthy & active lifestyle.

Zero Tastes Better™ - Our fresh & functional wellness cold brew coffee shots contain zero sugars, zero calories and zero sweeteners brewed with natural ingredients & organic coffee. We're disrupting the market with our innovative approach to coffee with "**Wellness in Every Cup**" at our brick & mortar retail shops by offering a wellness benefit in every cup of coffee, latte and cold brew we serve.

We draw inspiration from the pioneering spirit of our home state of California: from colorful surf culture to the endless wilderness of the Sierras. We use ethically sourced, organic ingredients whenever possible – while taking a great effort to reduce our environmental impact through our products, processes, and packaging.

Our mission is not just to create craft premium coffee, but to shape an incredible future for children living with autism through opportunities to experience surfing, music, and the great outdoors. We are driven to create a community around our vision and leave a lasting legacy of positivity.

Over each peak and through every valley – to join you on life's biggest adventures.

Fuel the Journey.

Competitors and Industry

Coffee is one of the most widely consumed beverages in the U.S. and worldwide. Americans consume 400 million cups per day, making the U.S. the world's leading consumer of coffee.

* The Specialty Coffee market is skyrocketing and projected to reach $42.4 billion globally by 2027, with the Global Functional Coffee Market growing at an even faster

pace over the last few years.

* The thirst for functional beverages is growing with nearly two-thirds (65%) of U.S. consumers reported seeking added functional benefits from their everyday food and beverages.

* The global functional beverage market was worth $102B in 2020. In a sign of continued growth, the market for beverages with immune health benefits is expected to be valued at $135B by 2025.

* Total Available Market: Functional Beverage + Specialty Coffee = ~$177B

* Serviceable Available Market: 8 Locations + DTC + US Shot Distribution = ~$63M

* Serviceable Obtainable Market: Currently Entry Point – 5 B&M Locations + CA Shot Distribution = ~$7M

Dominant Players

* Starbucks

* Jab Holdings (Peets, Stumptown, Caribou, Intelligentsia)

* Nestle (Blue Bottle, Chameleon Cold-Brew)

Direct Competitors

* Super, Forto, Starbucks, Dunkin, Forto, La Colombe

Indirect Competitors

* Jot, MUD\WTR, 5Hour Energy, Stumptown, Blue Bottle

Current Stage and Roadmap

Current Development & Future Roadmap

2019: First 4-wall Humblemaker cafe opened

2020: COVID-19 retail roll-out paused

2021: All 4 functional shot SKU's launch into 100+ retail

points of distribution

2021: Ventura Cafe scheduled to open

2022: 1,000 points of retail distribution

2022: HMCC Cafe's open in Del Rey, Lake Arrowhead and San Pedro

2023: DTC channel acquires 15,000+ customers

2024: Shots expand into 5,000 retail points of distribution

2025: 30,000+ online customers & 10,000 retail PoD's

* Shots - Launched our wellness cold brew coffee shots into 100+ doors in June 2021 with key retailers such as Gelson's, Lassens and Erewhon in Southern CA along with Central Market in TX through the largest national food & beverage distributor UNFI and Kehe.

RETAIL STRATEGY – Functional Cold Brew Shots - National distribution capabilities already in place with UNFI & Kehe selling into 10,000+ points of distribution in grocery stores, natural markets and independent outlets resulting in $25MM of Wholesale Channel revenue by 2025.

<u>Shops</u>

Seal Beach - Opened Summer 2019

Ventura - In partnership with the outdoor lifestyle brand Iron & Resin and Stout Burger we will be opening our second location in downtown Ventura this November.

Lake Arrowhead - Our classic, mountain roadside café will become a coffee pit stop for Arrowhead locals and over 4 million annual visitors. The café features iconic billboard signage we will convert into an Instagram hot spot for those wanting to document their visit to what is widely known as "The Alps of Southern California."

Del Rey (Los Angeles) - Hand-picked to operate the onsite coffee shop & cafe at the newly constructed 160,000 sq ft. creative campus that is scheduled to open Q2 of 2022.

San Pedro - Selected to be the exclusive coffee vendor for West Harbor development that is planned to open phase 1 in 2023.

BRICK & MORTAR STRATEGY: Humblemaker Cafes - Expansion to 8 locations by end of 2025 resulting in $5MM+ channel revenue.

<u>Subscribers</u>

33% increase in online orders last 45 days

57% YOY increase in online subscriptions (YTD)

51.76% Returning customer rate last 30 days

$2.7k single day sales with a 17.97% conversion rate from National Coffee Day press (2020)

$20.06 AOV last 60 days

$0.00 in digital ads resulting in nearly $20k in 2020 revenue

Our goal is an expansion to 10,000 coffee subscriptions with $30+MM in total online sales by 2025.

The Team

Managers

Name: Chris Smith

Chris Smith's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer (CEO) & Co-Founder
  Dates of Service: September 01, 2018 - Present
  Responsibilities: As CEO, Mr. Smith is ultimately responsible for the success or failure of the company, handling all aspects of the business: O\operations, marketing, strategy, financing, creation of company culture, human resources, hiring, firing, compliance with safety regulations, sales, PR, etc. Mr. Smith does not receive a salary at this time and has been compensated 538,813 Common Units to date.

Other business experience in the past three years:

- **Employer:** Future Options USA
  Title: Managing Director
  Dates of Service: July 01, 2011 - Present
  Responsibilities: Sales, Marketing, Operations, Finance

Other business experience in the past three years:

- **Employer:** Iron & Resin
  Title: CFO
  Dates of Service: October 01, 2016 - September 01, 2018
  Responsibilities: Finance

Name: Bryan Marseilles

Bryan Marseilles's current primary role is with Cremo Company. Bryan Marseilles currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Creative Director & Co-Founder
  Dates of Service: April 01, 2016 - Present
  Responsibilities: As Creative Director, Mr. Marseilles is responsible for the creative assets needed for advertisements, monitoring brand campaigns, revising

presentations, and shaping brand standards. He does not receive a salary at this time and has been compensated 204,688 Common Units to date.

Other business experience in the past three years:

- **Employer:** Cremo Company
  Title: Creative Director
  Dates of Service: January 15, 2018 - Present
  Responsibilities: Creative Direction

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or “Humblemaker LLC”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Membership Interests should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company’s Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company: COVID-19, Cybersecurity Attacks, changes in consumer tastes, changes in national and regional statutory regulations, evolving demographic trends, compromised quality of ingredients and materials, contamination and poisoning of ingredients and end products, development of incorrect product design, unnecessary and unhealthy practices and processes in place, mismatch in technological capabilities and market requirements, manhandling of product and materials and resulting damage, financial risks associated with various processes and practices, third party risks related to (transport agencies, middlemen, financiers, retailers, etc.), risks associated with sharing intellectual property, risks associated with product information misrepresentation and consumer safety risks.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Membership Units purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Membership Units. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Membership Units. In addition, if we need to raise more equity capital from the sale of Membership Units, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with Voting Rights
The Membership Units that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine

instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Humblemaker LLC was formed on March 16, 2016. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Humblemaker LLC has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Humblemaker LLC is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we

will ever be profitable.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Humblemaker LLC or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Humblemaker LLC could harm our reputation and materially negatively impact our financial condition and business.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Member Name	Number of Securities Owned	Type of Security Owned	Percentage
Future Options USA Inc (Chris Smith owns 100% of Future Options USA Inc. | Future Options USA Inc. owns 29.21% of Humblemaker LLC - 538,813 Membership Units)	538,813	Membership Units	29.21

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 203,808 of Membership Units.

Membership Units

The amount of security authorized is 2,500,000 with a total of 1,844,500 outstanding.

Voting Rights

Voting rights: 1.22 "Voting Interest" means the voting Percentage Interest assigned to a Member, upon inception, admission, or otherwise from time to time, and shall be directly proportionate to the Members' respective Percentage Interests.

Material Rights

For additional material rights please refer to the Humblemaker, LLC Operating Agreement attached as Exhibit F.

What it means to be a minority holder

As a minority holder of Membership Units of Humblemaker LLC, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional units. In other words, when the company issues more units, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of units outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred units or warrants) into stock.

If the company decides to issue more units, an investor could experience value dilution, with each units being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per unit (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Membership Units
  Type of security sold: Equity
  Final amount sold: $250,000.00
  Number of Securities Sold: 250,000
  Use of proceeds: Expansion
  Date: January 05, 2021
  Offering exemption relied upon: 506(b)

- **Name:** Membership Units
  Type of security sold: Equity
  Final amount sold: $480,000.00
  Number of Securities Sold: 480,000
  Use of proceeds: Brand building, operational infrastructure

Date: September 28, 2020
Offering exemption relied upon: 506(b)

- **Name:** Membership Units
Type of security sold: Equity
Final amount sold: $194,000.00
Number of Securities Sold: 194,000
Use of proceeds: Seal Beach shop location, consulting services
Date: September 16, 2019
Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2020 compared to year ended December 31, 2019

Revenue

Revenue for the fiscal year 2020 was $263,617, approximately a 35% YOY growth over the previous year in 2019 with revenue of $195,155. Despite extremely uncertain conditions caused by the global COVID pandemic, our Seal Beach location experienced a 46% increase in sales to $218,220 from $148,918 with twelve full months of operation. We believe this channel will continue to have increased sales as our society returns to pre-pandemic life along with the opening of our new locations in 2022 and 2023.

The launch of our wellness cold brew shots into the retail channel was delayed due to COVID-19, so we spent the vast majority of resources building our infrastructure and distribution network with UNFI & KeHE in 2020. We believe this channel will be a key factor in our rapid sales growth in the next five years.

Direct-to-consumer sales increased by 260% in 2020 with $18,740 sales compared to

$5,205 in 2019. We believe this growth was due to the launch of our online roasted coffee beans along with a shift in consumer behavior to purchase food & beverage items online. We anticipate this channel to experience significant growth in the next 3 years.

Cost of sales

Cost of sales in 2020 was $120,327, about flat compared to costs of $119,829 in fiscal year 2019.

Gross margins

2020 gross profit increased by $68,000 over 2019 gross profit and gross margins as a percentage of revenues increased from 38.4% in 2019 to 54.3% in 2020. Our GPM increased due to increased sales with higher margins at our coffee shop and direct-to-consumer sales, along with a reduction in lower-margin retail sales and our raw material costs.

Expenses

The Company's expenses consist of, among other things, salaries & wages, consulting/agency retainers, marketing and sales expenses, fees for public relations, research and development expenses. Expenses in 2020 increased $245,000 from 2019. Approximately $140,000 was due to increased wages and consulting costs coming from fees for our production & sales Consultants along with $80,000 in marketing spend with the majority of that spent on our PR firm.

Historical results and cash flows:

As we grow our brand, there will be a continued need to invest cash into our business for customer acquisition, product trial, brand awareness, in-store placement and shelf veloicty with additional staff in the areas of business development, sales, marketing and social media. We expect to lose money as we grow our customer base and build brand equity through 2024.

*2022 ~ ($850,000)

*2023 ~ ($1,100,000)

* 2024 ~ ($675,000)

* 2025 ~ $4,400,000

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Capital resources currently available to the company consist of:

Cash on hand ~ $60,000

Line of credit (PayPal) - $50,000 ($0 outstanding)

Line of credit (Clover) - $30,000 ($0 outstanding)

Credit card (Chase) - $7,500 ($5,481 outstanding)

Credit card (PayPal) - $10,000 ($0 outstanding)

EIDL - $33,100

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

Funds from our StartEngine campaign are critical to our brick & mortar expansion plans. If sufficient capital is not raised it will alter our category growth plans in the next 12-18 months. We have alternative financial levers that can be used in the event our campaign is not successful, but StartEngine is our preferred method at this time.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds raised from our campaign will represent approximately 70-75% of the total capital on hand required to execute our growth strategy.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

Without any significant changes to our current operating expenses we have roughly 6 months of runway.

How long will you be able to operate the company if you raise your maximum funding goal?

Per our cash flow projections, if our maximum funding is goal is met, our monthly operating expenses will increase resulting in 12-15 months of runway.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

We have plans for a SEED round in 2022. In addition, we also have applied for an EIDL increase that would provide an additional $125k of working capital but that has not been finalized yet

Indebtedness

- **Creditor:** Future Options (SBA)
  Amount Owed: $88,574.00
  Interest Rate: 3.25%
  Maturity Date: December 31, 2025

- **Creditor:** EIDL (SBA)
  Amount Owed: $33,100.00
  Interest Rate: 3.25%
  Maturity Date: May 31, 2050

- **Creditor:** Chris Smith
  Amount Owed: $49,630.00
  Interest Rate: 0.0%
  Maturity Date: December 31, 2030

Related Party Transactions

- **Name of Entity:** Future Options USA Inc
  Names of 20% owners: Future Options USA Inc
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: During the years between 2016-2017, the company received loans via the SBA totalling $120,000 from Future Options USA, Inc owned by Chris Smith one of the company's owner.
  Material Terms: Initially, The SBA loaned money to Future Options, who further loaned the money to the company per the same terms. The loan bears interest rate of 6% and has maturity date as of April 18, 2026. As of December 31, 2020, and December 31, 2019, the outstanding balance of this note is in the amount of $97,140 and $107,669.

- **Name of Entity:** Chris Smith
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: During 2020, the company received a loan in the amount of $49,629 by Chris Smith one of the company's owner.
  Material Terms: The loan bears zero interest rate, per the company's operating agreement the loan cannot be paid back until all current investors receive their initial investment back plus an annual 8% rate of return. Currently the balance is $49,629.

Valuation

Pre-Money Valuation: $9,683,625.00

Valuation Details:

Our pre-money valuation is based on a blended valuation in 2021 & 2022 taking into consideration our explosive short-term growth opportunity over the next 18-24 months resulting in just over 2.5x average revenue multiple.

The Company set its valuation internally, without a formal-third party independent evaluation.

Use of Proceeds

If we raise the Target Offering Amount of $9,996.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%
- *Working Capital*
  96.5%
  Payroll, rent & supplies

If we raise the over allotment amount of $1,069,992.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%
- *Humblemaker Ventura*
  30.0%
  This capital will be used to purchase the necessary equipment to open the shops, opening inventory, design & buildout, shop staff and initial working capital.
- *Humblemaker Lake Arrowhead*
  15.0%
  This capital will be used to purchase the necessary equipment to open the shop, opening inventory, design & buildout, shop staff and initial working capital.
- *Humblemaker West Los Angeles*
  10.0%
  This capital will be used to purchase the necessary equipment to open the shop, opening inventory, design & buildout, shop staff and initial working capital.
- *Humblemaker San Pedro*
  41.5%
  This capital will be used to purchase the necessary equipment to open the shop,

opening inventory, design & buildout, shop staff and initial working capital.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://humblemaker.coffee/ (https://humblemaker.coffee/).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/humblemakercoffee

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Humblemaker, LLC

[See attached]

HUMBLEMAKER, LLC

CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2020 AND 2019
(Unaudited)

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Members of
Humblemaker, LLC
Seal Beach, California

We have reviewed the accompanying consolidated financial statements of Humblemaker, LLC (the "Company,"), which comprise the consolidated balance sheet as of December 31, 2020 and December 31, 2019, and the related statement of operations, statement of members' equity (deficit), and cash flows for the year ending December 31, 2020 and December 31, 2019, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the consolidated financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 12, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

July 12, 2021
Los Angeles, California

HUMBLEMAKER, LLC

CONSOLIDATED BALANCE SHEET

(UNAUDITED)

As of December 31,	**2020**	**2019**
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$ 54,208	$ 174,322
Account receivables, net	7,401	7,347
Inventories	137,567	76,332
Prepaids and other current assets	-	4,380
Total current assets	**199,176**	**262,381**
Property and Equipment, net	3,788	5,137
Intangible assets	3,837	4,138
Total assets	**$ 206,801**	**$ 271,657**
LIABILITIES AND MEMBERS' EQUITY		
Current Liabilities:		
Account Payables	$ 3,146	$ 880
Current portion of Loan Payable	36,041	20,208
Shareholder loan	49,664	49,664
Credit card	24,205	35,046
Other current liabilities	401	244
Total current liabilities	**113,457**	**106,042**
Loan Payable	84,849	87,461
Total liabilities	**198,306**	**193,504**
MEMBERS' EQUITY		
Members' equity	8,496	78,153
Total members' equity	**8,496**	**78,153**
Total liabilities and members' equity	**$ 206,801**	**$ 271,657**

See accompanying notes to financial statements.

HUMBLEMAKER, LLC

CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED)

For Fiscal Year Ended December 31,	**2020**	**2019**
(USD $ in Dollars)		
Net revenue	$ 263,617	$ 195,155
Cost of goods sold	120,327	119,829
Gross profit	143,290	75,326
Operating expenses		
General and administrative	431,989	265,734
Sales and marketing	84,637	5,329
Total operating expenses	516,626	271,063
Operating income/(loss)	(373,337)	(195,737)
Interest expense	381	12,617
Other Loss/(Income)	(43,000)	-
Income/(Loss) before provision for income taxes	(330,717)	(208,355)
Provision/(Benefit) for income taxes	-	-
Net income/(Net Loss)	**$ (330,717)**	**$ (208,355)**

See accompanying notes to financial statements.

(in , $US)		Members' Equity
Balance—December 31, 2018	**$**	**(153,192)**
Members' contribution		477,358
Capital distribution		(37,658)
Net income/(loss)		(208,355)
Balance—December 31, 2019	**$**	**78,153**
Members' contribution		271,950
Capital distribution		(10,891)
Net income/(loss)		(330,717)
Balance—December 31, 2020	**$**	**8,496**

See accompanying notes to financial statements.

HUMBLEMAKER, LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

For Fiscal Year Ended December 31,		2020		2019
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(330,717)	$	(208,355)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of property		9,298		49,574
Amortization of intangible assets		301		129
Changes in operating assets and liabilities:				
Acount receivables		(54)		(2,892)
Inventories		(61,235)		(76,332)
Prepaids and other current assets		4,380		(4,380)
Account Payables		2,266		(7,833)
Credit card		(10,841)		22,065
Other current liabilities		157		(2,108)
Net cash provided/(used) by operating activities		**(386,445)**		**(230,132)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		(7,949)		(47,587)
Purchases of intangible assets		-		(3,087)
Net cash provided/(used) in investing activities		**(7,949)**		**(50,674)**
CASH FLOW FROM FINANCING ACTIVITIES				
Members contribution		271,950		477,358
Capital distribution		(10,891)		(37,658)
Borrowing on Loan Payable		13,221		10,569
Net cash provided/(used) by financing activities		**274,280**		**450,269**
Change in cash		(120,114)		169,462
Cash—beginning of year		174,322		4,860
Cash—end of year	**$**	**54,208**	**$**	**174,322**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	12,617
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note	$	-	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Humblemaker, LLC was formed on March 16, 2016 in the state of California. The consolidated financial statements of Humblemaker, LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Seal Beach, California.

The company is an independent California coffee company producing premium organic craft whole bean coffees & coffee beverages. We source the world finest organic coffees through reputable channels and work diligently to secure direct-trade agreements with farmers that share our vision to provide consumers the finest organic coffees available. We roast using both traditional drum roasting techniques as well as utilizing innovative fluid bottom equipment.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

The Company's consolidated financial statements include the accounts of subsidiaries over which the Company exercises control. Intercompany accounts and transactions have been eliminated in consolidation.

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2020 and December 31, 2019, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2020 and 2019, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials and finished goods which are determined using an average method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Brewing Equipment	5-7 years
Computer & Office Equipment	5-7 years
Shop Equipment	5-7 years
Displays & POP	5-7 years
Event equipment	5-7 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

The Company capitalizes its patent and filing fees and legal patent and prosecution fees in connection with internally developed pending patents. When pending patents are issued, patents will be amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as 10 years.

Intangibles include trademark. Trademark costs are indefinite lived. Trademark will be amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as 10 years.

Income Taxes

The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed all its tax returns from inception through December 31, 2020 and is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.
Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue From Contracts with Customers, when delivery of goods as delivery is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled their sole performance obligation.

Income is principally comprised of revenues earned by the Company as part of the sale of its coffee.

Cost of sales

Costs of goods sold include the cost of raw coffee, cost of labor, distribution services, ingredients packaging and supplies and etc.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2020 and December 31, 2019 amounted to $84,637 and $5,329, which is included in sales and marketing expense.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through July 12, 2021, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.
In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

Inventory consists of the following items:

As of December 31,	2020	2019
Raw materials	$ 137,567	$ 76,332
Total Inventories	**$ 137,567**	**$ 76,332**

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables, accounts payable consist primarily of trade payables. Prepaids and other current assets consist of the following items:

As of December 31,	2020	2019
Prepaid expenses	$ -	$ 4,380
Total Prepaids and other current asset	**$ -**	**$ 4,380**

Other current liabilities consist of the following items:

As of December 31,	2020	2019
Tax Payable	401	244
Total Other Current Liabilities	**$ 401**	**$ 244**

5. PROPERTY AND EQUIPMENT

As of December 31, 2020 and December 31, 2019, property and equipment consists of:

As of Year Ended December 31,	2020	2019
Brewing Equipment	$ 20,861	$ 19,231
Computer & Office Equipment	1,840	1,840
Shop Equipment	45,544	39,644
Displays & POP	10,149	9,729
Event equipment	3,436	3,436
Property and Equipment, at Cost	**81,829**	**73,880**
Accumulated depreciation	(78,041)	(68,742)
Property and Equipment, Net	**$ 3,788**	**$ 5,137**

Depreciation expense for property and equipment for the fiscal year ended December 31, 2020 and 2019 was in the amount of $9,298 and $49,574 respectively.

6. INTANGIBLE ASSETS

As of December 31, 2020 and December 31, 2019, intangible asset consist of:

As of Year Ended December 31,	2020	2019
Trademarks and other intelectual property	$ 4,512	4,512
Intangible assets, at cost	**4,512**	**4,512**
Accumulated amortization	(675)	(374)
Intangible assets, Net	**$ 3,837**	**$ 4,138**

Amortization expense for trademarks for the fiscal year ended December 31, 2020 and 2019 was in the amount of $301 and $129 respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2020:

Period		Amortization Expense
2021	$	(301)
2022		(301)
2023		(301)
2024		(301)
Thereafter		(2,633)
Total	**$**	**(3,837)**

7. MEMBERS' EQUITY

The ownership percentages of the members are as follows:

As of Year Ended December 31, 2020	
Member's name	**Ownership percentage**
Future Options USA, Inc c/o Chris Smith	35.2%
McCardle Trust	17.4%
Bryan Marseilles	13.4%
David Bahnsen	8.7%
Mark Griffith	6.6%
Ryan Anderson	3.3%
Kult Kreator	2.4%
Paul R. Huff	2.0%
Others	11.1%
TOTAL	**100.0%**

8. DEBT

Loans payable

During the years, the Company entered into the several loan agreements. The details of the Company's loans and the terms is as follows:

					For the Year Ended December 2020					For the Year Ended December 2019				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Future Option USA, Inc - loan	$ 150,000	2.75%	4/18/2016	4/18/2026	$ 4,125	$ 4,125	$ 20,208	$ 76,932	$ 97,140			$ 20,208	$ 87,461	$ 107,669
SBA Loan May 2020	$ 23,750	0.98%	8/4/2020	8/4/2020	$ 155	$ 155	$ 15,833	$ 7,917	$ 23,750	-	-	-	$ -	-
Total	$ 173,750				**$ 4,125**	**$ 4,125**	**$ 36,041**	**$ 84,849**	**$ 120,890**	**$ -**	**$ -**	**$ 20,208**	**$ 87,461**	**$ -**

The summary of the future maturities is as follows:

As of Year Ended December 31, 2020	
2021	$ 36,041
2022	22,917
2023	15,000
2024	15,000
2025	15,000
Thereafter	16,932
Total	**$ 120,890**

On March 30, 2021, The Company got PPP loan forgiveness, which will be recognized as other income in the amount of the forgiven loan.

Owner Loans

During the Company borrowed money from the owners. The summary of the loans from the owners is as follows:

				For the Year Ended December 2020					For the Year Ended December 2019				
Owner	Principal Amount	Interest Rate	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Bryan Marseilles	$ 34	not set	No set maturity	-	-	34	-	$ 34	-	-	$ 34	$ -	34
Chris Smith	$ 49,630	not set	No set maturity			49,630		$ 49,630			$ 49,630		49,630
Total				$ -	$ -	$ 49,664	$ -	$ 49,664	$ -	$ -	$ 49,664	$ -	$ 49,664

The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current.

9. RELATED PARTY

During the previous period, the company received the loans from the owners Chris Smith and Bryan in the aggregate amount of $ 49,664. The loans bear no interest and has no defined maturity date. The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current.

During 2016, the company received the SBA loan in the amount of $ 150,000 from Future Options USA, Inc owned by Chris Smith one of the company's owner. Initially, The SBA loaned money to Future Option, who further loaned the money to the company per the same terms. The loan bears interest rate of 2.75% and has maturity date as of April 18,

2026. As of December 31, 2020, and December 31, 2019, the outstanding balance of this note is in the amount of $97,140 and $107,669.

10. COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company enters various operating leases for facilities. The aggregate minimum annual lease payments under operating leases in effect on December 31, 2020, are as follows:

Year	Obligation	
2021	$	54,000
2022		54,000
2023		54,000
2024		18,000
Thereafter		-
Total future minimum operating lease payments	**$**	**180,000**

Rent expense was in the amount of $ 11,500 and $7,000 as of December 31, 2020 and December 31, 2019, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2020 through July 12, 2021 the date the financial statements were available to be issued.

On March 30, 2021, The Company got PPP loan forgiveness, which will be recognized as other income in the amount of the forgiven loan.

During 2021, two existing owners invested additionally $250,000 into the company in order to expand the retail launch.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

12. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $373,337, an operating cash flow loss of $386,445 and liquid assets in cash of $54,208, which less than a year worth of cash reserves as of December 31, 2020. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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Humblemaker Coffee

"Crafted Wellness in Every Cup"


Expect more
from your coffee.
Crafted Wellness in Every Cup.
HUMBLEMAKER

Expect More from Your Coffee: Handcrafted, with Wellness in Every Cup

Website | Seal Beach, CA | FOOD & BEVERAGE

$0.00 raised

0 Investors	$9.68M Valuation
$5.25 Price per Share	$231.00 Min. Investment
Units Security Type	Equity Offering Type
$1.07M Offering Max	Days Left

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This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Humblemaker Coffee Co. is an outdoor-inspired, lifestyle coffee brand that creates innovative, functional products to support healthy & active living. We are disrupting the rapidly growing specialty coffee space with our mission to make "Wellness in Every Cup™" available to everyone. 10% of net profits are dedicated to Ten for Autism, a 501c3 non-profit we created to fund outdoor activities and organizations that help children and families dealing with autism.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- Functional beverages are the next big wave – and we're on it. The thirst for functional beverages is growing with nearly two thirds (65%) of U.S. consumers reportedly seeking added benefits in their food and beverages while the Specialty Coffee market is skyrocketing and projected to reach $42.4 billion globally by 2027.
- We're expanding: new cafés + big distribution. This investment round will fund 4 new Humblemaker café locations and drive exponential revenue growth in our brick & mortar channel, and in April 2021 we launched with UNFI, the largest distributor of health and specialty food in the North America - with 100+ grocery and retail locations already signed up, we're just getting started.
- Built to scale and exit: It is our plan to grow our café footprint, expand retail distribution nationally and scale our online subscribership with the objective of seeking acquisition by a strategic, global CPG partner.

OVERVIEW

Humblemaker is a wellness focused company. We create functional coffee products that support a healthy & active lifestyle.


HUMBLEMAKER
COFFEE CO.
of California


Coffee to
Elevate Your
Adventures







We're disrupting the market with our innovative approach to coffee with "Crafted Wellness in Every Cup" at our brick & mortar retail shops by offering a wellness benefit in every cup of coffee, espresso drink, and cold brew we serve.


Zero Sugar
Zero Calories
Wellness
Fresh
Compact & Convenient
Natural

Our fresh & functional wellness cold brew coffee shots contain zero sugars, zero calories and zero sweeteners brewed with natural ingredients & organic coffee. Zero Tastes Better™

We draw inspiration from the pioneering spirit of our home state of California: from colorful surf culture to the endless wilderness of the Sierras. We use ethically sourced, organic ingredients whenever possible – while taking great effort to reduce our environmental impact through our products, processes, and packaging.

Our mission is not just to create craft premium coffee, but to shape an incredible future for children living with autism through opportunities to experience surfing, music, and the great outdoors. We are driven to create a community around our vision and leave a lasting legacy of positivity. Over each peak and through every valley – to join you on life's biggest adventures.

Fuel the Journey.

THE OPPORTUNITY

Expect more from your coffee

This last year, we were all reminded of the importance of health and wellness. More and more people are looking for ways to incorporate functional benefits into their normal diets. Nearly two thirds of U.S. consumers reported seeking added functional benefits from their everyday food and beverages. However, finding prepared or pre-made drinks that have your wellness in mind is generally still a challenge. Many coffee beverages on the market contain sugar and additives that aren't good for you.

62% of Americans are drinking coffee daily* with 80% of consumers seeking healthier drink options post Covid-19**

***National Coffee Association**
****Beverage Daily**

With this many Americans drinking coffee daily and a majority consumers seeking healthier drink options post-COVID, everyone should have the option to choose a drink that caters to their health and needs.







Consumers need wellness-focused coffees that can enhance their active lifestyles.

Cafes: Handcrafted with Wellness In Every Cup

Humblemaker is disrupting the market with our innovative approach to coffee at our brick & mortar shops by adding a wellness benefit in every cup of delicious craft coffee, espresso drink, and cold brew we serve.

We've flipped the average coffee shop experience on its head. At our brick & mortar locations, we ask customers what type of wellness they want. We believe that customers should always have options.

Our Seal Beach flagship has proven our model works and has created thousands of loyal customers - now, with your help, we're expanding to Ventura, West Los Angeles, Lake Arrowhead and San Pedro in the year to come as we strategically expand our footprint.

Our Flagship and Proof of Concept: opened 2019


Seal Beach, Ca
Opened 2019


HUMBLEMAKER
SEAL BEACH




What's Your Humblemaker?

Coming Soon: Four New Experiential Cafes


Ventura, Ca
Opening Q4 2021


HUMBLEMAKER COFFEE CO
Del Rey, Ca
Opening 2022


San Pedro, Ca
Opening 2022


HUMBLEMAKER
Lake Arrowhead, Ca
Opening 2022

**Images are computer-generated demo versions. Locations are still currently under development*

Cafe Landscape	HUMBLEMAKER COFFEE CO	BLUE BOTTLE COFFEE
Functional Coffee	✓	✗
Outdoor Inspired	✓	✗
Scratch Ingredients	✓	✓
Community-centric	✓	✗
Curated Environment	✓	✓
Family Friendly	✓	✗
Cause Driven	✓	✗
Single Origin Espresso	✓	✓
No Dessert Drinks	✓	✓

Ready-to-Drink Cold Brew Wellness Shots

Cold Brew Shots: Zero Tastes Better™

We also created innovative ready-to-drink cold brew coffee shots which are convenient, healthy, sugar-free, zero-calorie and organic. Sold in 60 ml bottles, the coffee shots are portable and easy to bring with you on the day's journey. Each blend is made with premium coffee and wellness supplements designed to support a healthy lifestyle and boost your energy with 115mg of caffeine. Our shots are already carried by some of the nation's most reputable retailers like Central Market, Gelson's and Lassen's and we're just getting started with 2 of the nation's largest beverage distributors, UNFI and KeHe, in our corner and ready to take us wider as we further capitalize our growth.


La Fonda
Mexican Coffee


Black Sea
Turkish Coffee

Cinnamon & Cacao
La Fonda
Cellular Defense*
ANTIOXIDANT: VITAMIN C & VITAMIN E

Cardamom & Clove
Black Sea
Clarity & Focus*
COGNITIVE HEALTH: GINSENG & L-THIANINE


Pure Black
California Coffee


Ojai Valley
Spiced Coffee

Pure Black
Boomtowne
Holistic Health*
MULTIVITAMIN: B COMPLEX & VITAMIN D

Citrus & Nutmeg
Ojai Valley
Immunity*
IMMUNE SYSTEM: ZINC & ECHINACEA





Adventure-Elevating Wellness Tinctures

Tinctures: Four Functional Formulas – Designed Just for Coffee

And we didn't stop there. It is important to us to empower the everyday coffee consumer to find their own perfect fit and wellness function, so we created water-soluble, virtually flavorless, wellness tinctures designed specifically to add to any coffee. With access to both our coffee and wellness formula tinctures online and in our cafes, a healthier cup of coffee is now an option for anyone.

Whether you are a coffee aficionado, a conscious consumer, an adventurer, or an everyday family member…Humblemaker provides wellness with a caffeinated kick.


Humblemaker Coffee Co.
Cellular I
Antioxidant Tinc
with VITAMIN C & VITAMIN E
4oz (60ml)


Humblemaker Coffee Co.
Clarity &
Cognitive Tinctu
with GINSENG & L-THEANINE
4oz (60ml)

Cellular Defense

ANTIOXIDANT: VITAMIN C & VITAMIN E

Our cellular defense formula contains green tea extract and vitamin C to help give cells free radical protection, which may help prevent heart disease, cancer & other illness.

Clarity & Focus

COGNITIVE HEALTH: GINSENG & L-THIANINE

Our clarity & focus formula is enriched with L-theanine and ginseng, to help improve memory and mood – allowing you to stay focused and for extended periods.


Holistic
with B COMPLEX & VITAMIN D
4oz (60ml)
Humblemaker Coffee Co. of California


Immune System
with ZINC & ECHINACEA
4oz (60ml)
Humblemaker Coffee Co. of California

Holistic Health

MULTIVITAMIN: B COMPLEX & VITAMIN

Our holistic health formulation contains vitamins A, B, C and E to help your mind and body by filling potentially missing nutrient gaps in your diet.

Immunity

IMMUNE SYSTEM: ZINC & ECHINACEA

Our immunity wellness formula is packed full of zinc, echinacea and vitamin C, all known to help boost your immune system and defend against cellular stress.


Immunity
HUMBLEMAKER
COFFEE CO.
of California

Small-Batch Roasted Premium Coffees


Alabama Hills



Handcrafted Artisan Coffees Roasted to Order





Our Omni-Channel Ecosystem

Omni-Channel Ecosystem: Three Paths to Success

Retail: Cold brew shot sales reached $100k with 140+ active doors. We project to have 5,000 points of distribution by 2024.

Direct to Consumers: We are building our base of repeat customers. In 2020 we hit $15k in total online sales, and project to reach $50k in total online sales in 2021. We will add exclusive content and loyalty programs to build traction.

Brick and Mortar stores: Humblemaker Cafes are community hubs offering music, art, and events to bring the local community together. Our flagship store at Seal Beach opened in 2019 and is making a profit of over $25k in sales per month. In 2020, the store reached an annual revenue of $225k in sales, and is projected to reach $1.3mm sales by 2022. Our San Pedro storefront was selected to be the exclusive coffee vendor for West Harbor development projected to open in Spring 2023.

Central Market
Gelson's
EREWHON
LASSENS

Retail Distribution
cold brew shots
100+ active doors



Direct to Consumer
shots & whole bean
472% YOY growth



Brick & Mortar
5 experiential retail
location by 2022



HUMBLEMAKER
COFFEE CO
of California

Humblemaker: Our Core Pillars



Zero Tastes Better™

Our industry-first cold brew coffee shots are zero calorie & zero sugar without compromising flavor.



Community Experience

In the modern, virtual world, we're creating experiential, tangible environments where customers can feel and touch our brand.



California Outdoor

We draw inspiration from the pioneering spirit of our home state of California: from colorful surf culture to the endless wilderness of the Sierras.



Wellness & Function

We offer an added wellness function option with every product we create including multivitamins, immunity, mental clarity and antioxidants boosts.



Premium & Natural

We use responsibly sourced, specialty-grade organic coffees and the finest natural ingredients in every product.



Purpose Driven

We believe in dedicating a portion of sales and profits to organizations and programs that improve the lives of children and families dealing with autism.


#TENFORAUTISM
HUMBLEMAKER
COFFEE CO
of California

THE MARKET

A Thirst for More

Overall, the global coffee shops market is projected to be worth $237.6 billion by 2025. The market increased 3.3% between 2019 and 2020 – from $45.4 billion to $47.5 billion. Not only that, the global functional beverage market was noted as being worth $102 billion in 2020 and is projected to continuously grow to $135 billion by 2025.

In 2017, the cold brew coffee market was worth around $166 million and is projected to reach $994.16 million in 2025. Also on the rise is the global ready to drink coffee market, which is expected to hit $42.36 billion in earnings by 2027.

RTD Cold-Brew Landscape	 Humblemaker Cold Brew	 KITU Super Coffee
Zero Sugar	✓	✓
Zero Calories	✓	✗
Functional	✓	✓
Shot Sized	✓	✗
Always Fresh	✓	✗
Organic Coffee	✓	✓
Natural Ingredients	✓	✓
No Carbs	✓	✗
No Artifical Sweetner	✓	✓
55mg+ caffeine per oz	✓	✗

The coffee market has experienced several acquisitions with multiples as high as 12x Revenue from the likes of Blue Bottle, Super Coffee, La Colombe, Stumpton and Forto at an average valuation of $377M. We believe there has never been a better time to marry the two national interests.

Acquired by Peets Coffee for $75MM

Acquired by Nestle for $100MM

Valuation of $950MM

Valuation of $950MM

Valuation of $240MM

Estimated valuation of $200MM

Our Traction: The Energy That Keeps Moving Us Forward

In 2019, our signature cold brew coffee shots won Semi-Finalist at the New Beverage Showdown at BevNet Santa Monica. Around that same time, the first Brick and Mortar Humblemaker cafe opened.


BEVNET LIVE
NEW BEVERAGE
SHOWDOWN

In May of 2021 we launched with UNFI and today, over 140 stores have committed to stocking our product in Southern California through UNFI, the largest national food and beverage distributor.

Distribution Partners: Among the Best

UNFI BETTER FOOD. BETTER FUTURE.

KeHE

Central Market H-E-B

Gelson's LIFE TASTES BETTER HERE

LASSENS NATURAL FOODS & VITAMINS


GRAB & GO
COLD BREW SHOTS
ENERGY & WELLNESS

In the next 24 months, we plan to have Humblemaker wellness shots distributed nationally to premium grocers and big box stores.

Humblemaker in the Press

BEVNET · CBS 8 · CNN · drinkpreneur · Beverage Industry · HGTV · UNCOVER LA · POPSUGAR. · THE ZOE REPORT · Dairy Foods

"I loved sweetener until I tried these zero-sugar, vitamin-infused Cold Brew Shots"

POPSUGAR.

"California's Humblemaker Coffee Co. might have just changed the entire coffee game with their cold brew enhanced single coffee shots"

MAGNETIC MAGAZINE

"Everything about this place is 5 stars. The coffee, the space, and the service."

Beatrice V. Elite 2021
North Hollywood, Los Angeles, CA
558 366 424
7/3/2021

yelp

WHY INVEST

Invest in the Evolution of Coffee

We're disrupting the market with our innovative approach to coffee with "Crafted Wellness in Every Cup" at our brick & mortar retail shops by offering a wellness benefit in every cup of coffee, latte and cold brew we serve.
Our fresh & functional wellness cold brew coffee shots contain zero sugars, zero calories and zero sweeteners brewed with natural ingredients & organic coffee. Zero Tastes Better™
We are innovators and believe we have introduced the Industry's first functional-wellness cold brew coffee shot that provides convenient nutrition and supports a healthy lifestyle.
With the loyal support of our investors, customers and consumers, we are putting life back into coffee.

**The information included above is forward looking information. Please refer to our risk factors section in our Form C and to our Forward Looking Information Legend included in our Terms section on this page.*

Join the Pioneer's Club

Adventure-worthy, limited-release incentives available ONLY to our Startengine investors.

BONUS SHARES: JOIN EARLY TO MAXIMIZE YOUR INVESTMENT!

The Pioneer's Club Bundle - available to ALL investors $500+



HUMBLEMAKER
COFFEE CO.
LAND & SEA
PIONEER'S CLUB







HUMBLEMAKER
COFFEE CO.
PIONEER'S
CLUB

Investment Perks

Tier 1 — **$250 Investment**

PIONEER'S CLUB HAT
Our limited-edition twill cap with patch
$25 VALUE

Tier 2 — **$500 Investment** • The Doheny Package •

PIONEER'S CLUB GEAR BUNDLE
Patch, hoodie, hat, t-shirt, tumbler, bandana
$99 VALUE




Plus: ALL tier 1 perks

Tier 3 — **$1000 Investment** • The Blackies Package •

FREE COFFEE FOR AN ENTIRE YEAR
Fresh coffee delivered to you every month
$360 VALUE


Jan-Dec



Plus: ALL tier 1 - 2 perks

Tier 4 — **$2500 Investment** • The Sano Package •

FOUNDERS JACKET
Our exclusive, limited-production jacket
$635 VALUE




Plus: ALL tier 1 - 3 perks

Tier 5 | $5000 Investment • The Trestles Package •

ULTIMATE HOME COFFEE SETUP

Complete Fellow premium coffee brewing system

$1035 VALUE





Plus: ALL tier 1 - 4 perks

Tier 6 | $10,000 Investment • The Rincon Package •

3 NIGHT CA ADVENTURE

A three night vacation at Waypoint Ventura

$2500 VALUE





Plus: ALL tier 1 - 5 perks

Thank you for joining us on our adventure to become the next great global coffee brand.

Sincerely,

Bryan & Chris
Cofounders


HUMBLEMAKER
COFFEE CO
of California

May 2019



We open our first coffee shop!

Our flagship cafe opens in Seal Beach, CA on the corner of PCH & Main St.

October 2019



2nd cafe location in West Los Angeles

LOI signed and design renderings started for our first container cafe concept.

December 2019



Semi-Finalist of BevNET's New Beverage Showdown

We introduced our wellness cold brew coffee shots to the beverage industry with an incredible response.

February 2020



Our biggest month to date

Seal Beach shop cracks $25k in monthly sales

March 2020



COVID-19

The world stopped

June 2020



Coffee subscriptions

We launch our DTC whole bean subscription service

August 2020



New Ojai Valley SKU

We launch the Ojai Valley, infused with real citrus peel, nutmeg and an immunity wellness along with updated packaging for all wellness shots

October 2020



Location on the Waterfront

LOI signed to be the exclusive coffee vendor at the West Harbor development on the waterfront in San Pedro.

November 2020



Ventura here we come!

LOI signed for our 3rd location in downtown Ventura in partnership with Iron & Resin.

February 2021

KeHE

KeHE, a national distributor, activates all 4 SKU's

March 2021

UNFI

UNFI, a national distributor, activates all 4 SKU's

June 2021

Lassens - Natural Foods & Vitamins

Launched all 4 wellness cold brew shots in all locations.

June 2021

Gelson's Market

Launch 2 SKU's in all locations.

September 2021

Central Market

Launch of all 4 wellness cold brew shot SKU's in all locations.

November 2021

Ventura Cafe Opens

TBD

January 2022

West Los Angeles Cafe Opens

TBD

April 2022

Lake Arrowhead Cafe Opens

TBD

August 2022

San Pedro Cafe Opens

TBD

In the Press

MAGNETIC MAGAZINE · yelp · POPSUGAR.

SHOW MORE

Meet Our Team



Chris Smith

CEO

Experienced entrepreneur and executive with over 20 years dedicated to founding, financing and growing emerging brands in the fashion apparel, optical and CPG sectors.

**Former SVP & CFO of Iron & Resin, an omni-channel outdoor lifestyle brand.*

**Employee #1 – GM & Shareholder of global lifestyle brand RAEN Optics*

**Founder & Managing Director of Future Options Brand Management*

**Co-founder & General Partner of multi-door retail concept Harlow Boutique*



Bryan Marseilles

Chief Creative Officer

Experienced designer, creative director & coffee entrepreneur with over 20 years creating brands, products and packaging for national and globally distributed CPG and fashion brands.

**Co-founder and formerCreative Director of Seaworth Coffee Co.*

**Creative director of Cremo Company (acquired by Edgewell for$235M in 2020)*

**Founder of Marsay Designs*

**Former Creative Director for Initium Eyewear (acquired in 2010)*



Tony Luna

Coffee Director

Humblemaker employee #1 and Specialty Coffee Association (SCA) certified coffee expert with 10+ years of barista and hospitality experience that includes training with prominent 3rd wave craft coffee companies Counter Culture and Blue Bottle.



Bill Sipper

Sales & Distribution

Managing Director of Cascadia Management, a leading brand development agency with a history of developing and scaling emerging beverage brands in the retail channel that include:

**Liquid Death*

**Hint Water*

**Zico*

**Naked Juice*

**Nantucket Nectars*



Lara Hogan

Public Relations

Over twenty years of CPG brand marketing and communications experience with leading brands such as:

**Health-Ade*

**gimME Snacks*

**Coolhaus*



Scott Prunier

eCommerce Advisor

eCommerce and digital marketing guru specializing in food & beverage and lifestyle brands.



Doug Beacom

Operations Advisor

Food & Beverage supply chain, manufacturing & production expert.



David Vartanian

Growth Advisor

CPG executive with experience in start-ups, new product launches & emerging brands.

https://www.bevnet.com/news/2021/david-vartanian-joins-hop-wtr-as-co-founder-chief-sales-officer/



What's Your Humblemaker?

Darin Dennee

Advisor/Investor

Entrepreneur and cross functional consumer lifestyle executive with social impact expertise.



David Bahnsen

Advisor/Investor

Chief Investment Officer, Managing Partner at The Bahnsen Group

Offering Summary

Company	:	Humblemaker, LLC
Corporate Address	:	350 Main St, Unit A, Seal Beach, CA 90740
Offering Minimum	:	$9,996.00
Offering Maximum	:	$1,069,992.00
Minimum Investment Amount (per investor)	:	$231.00

Terms

Offering Type	:	Equity
Security Name	:	Membership Unit
Minimum Number of Shares Offered	:	1,904
Maximum Number of Shares Offered	:	203,808
Price per Share	:	$5.25
Pre-Money Valuation	:	$9,683,625.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. During the live offering, you will only receive the highest level bonus share perk you are eligible for. See Bonus info below.*

Company Perks*

Time-Based:

Pioneers Club Bonus

Invest within the first 24 hours and receive an additional 100% bonus Membership Units.

First Light Bonus

Invest within the first 48 hours and receive an additional 20% bonus Membership Units.

Dawn Patrol Bonus

Invest within the first week and receive an additional 15% bonus Membership Units.

Golden Hour Bonus

Invest within the first two weeks and receive an additional 10% bonus Membership Units.

Amount-Based:

$250+

Pioneer's Club Hat

Limited Edition Twill Cap with Patch - $25 value

$500+

The Doheny Package

Lifetime Sharable Discount of 10% + The Pioneer's Club Bundle (Patch, hoodie, hat, t-shirt, tumbler & bandana) - $99 value

$1,000+

The Blackies Package

Doheny Perks (Lifetime Sharable Discount of 10% + Patch, hoodie, hat, t-shirt, tumbler & bandana) + Free bag of coffee every month for a year - $360 value

$2,500+

The Sano Package

Blackies Perks (Lifetime Sharable Discount of 10% + Patch, hoodie, hat, t-shirt, tumbler & bandana + Free bag of coffee every month for a year) + Founders Jacket - $635 value

$5,000+

The Trestles Package

Sano Perks (Lifetime Sharable Discount of 10% + Patch, hoodie, hat, t-shirt, tumbler & bandana + Free bag of coffee every month for a year + Founders Jacket) + Coffee Kit (Ode Brew Grinder, Stagg Pour-Over Kettle and Stagg [XF] Pour-Over Set) - $1035 value

$10,000+

The Rincon Package

Trestles Perks (Lifetime Sharable Discount of 10% + Patch, hoodie, hat, t-shirt, tumbler & bandana + Free bag of coffee every month for a year + Founders Jacket + Coffee Kit (Ode Brew Grinder, Stagg Pour-Over Kettle and Stagg [XF] Pour-Over Set) + Waypointe Weekend with Bryan & Chris, 3-night stay at the Waypointe in downtown Ventura that includes a tour of all HMBLMKR coffee shop locations, surfing, camping, eating, drinking, laughing and good vibes ($2500 value)

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Humblemaker LLC will offer 10% additional bonus Membership Units for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. Owner's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any Membership Units they purchase in this offering. For example, if you buy 100 Membership Units at $5.25/unit, you will receive and own 110 Membership Units for $525. Fractional units will not be distributed and unit bonuses will be determined by rounding down to the nearest whole units.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow Humblemaker Coffee to get notified of future updates!

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Humblemaker is a wellness-focused coffee company founded by two friends with a passion for coffee adventure and the outdoors. Our inspiration is drawn from the beauty and pioneering spirit of our home state of California. From the colorful surf culture right here in our own backyard to our roamings of the seemingly endless wilderness of the sierras, we've innovated the coffee market with our industry first wellness cold brew shots. Each two ounce bottle is handcrafted with zero sugar natural ingredients and premium organic coffee loaded with 115 milligrams of naturally occurring caffeine supplemented with health boosting ingredients. Our shots give you the energy and stamina to elevate your adventures no matter where you may roam. We're disrupting the market with our innovative approach to coffee at our brick and mortar retail locations by offering a wellness benefit in every cup of coffee latte and cold brew we serve.

Your investment will amplify our plan to open four more locations in the next 12 months, west Los Angeles, San Pedro, Ventura, and Lake Arrowhead. In this modern virtual world we believe in creating experiential tangible environments that go beyond the average coffee shop where customers can feel, touch, and connect with our brand. A place for extraordinary coffee, community, and optimal health.

Everything we do represents our relentless dedication of quality, innovation, and responsibility. We do this while staying true to our mission. To dedicate 10% of our net profits to sharing the outdoors with children and families living with autism This is a company based upon our passions and our unwavering pursuit to create something bigger than just the perfect cup of coffee.

I'm Brian and this is Chris. We've embarked on a journey to create products for those who share our passion for the active outdoor lifestyle. Join us on the ground floor as we build the next great global coffee brand.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 7-13% (seven to thirteen percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities beingoffered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

HUMBLEMAKER, LLC
OPERATING AGREEMENT

HUMBLEMAKER, LLC

OPERATING AGREEMENT

This Operating Agreement ("Agreement") is entered into as of April 1, 2016 ("Effective Date"), by and between Future Options USA Inc., a California corporation with its principal office at 3755 Tilden Ave, Los Angeles, California 90034 ("Future Options"), and Bryan Marseilles, an individual with an address at 224 Tulane Rd, Costa Mesa, California 92626 ("Marseilles") (collectively "Parties"), and Paul Huff as the Members (as defined below) of HUMBLEMAKER, LLC (the "Company").

RECITALS

A. Articles of Organization for HUMBLEMAKER, LLC ("Articles") were filed with the California Secretary of State on or about March 16, 2016.

B. The Members enter into this Agreement to form and provide for the governance of the Company and the conduct of its business and to specify their relative rights and obligations as of the date shown above.

ARTICLE 1

DEFINITIONS

The following terms shall have the respective meanings specified in this Article 1. Terms not defined in this Agreement shall have the meanings specified in the Beverly-Killea Limited Liability Company Act (the "Act").

1.1 "Act" means the Beverly-Killea Limited Liability Company Act, California Corporations Code section 17000 et seq., as from time to time amended.

1.2 "Agreement" means this Operating Agreement, including any Exhibits to this Agreement, and as amended from time to time.

1.3 "Assignee" means a Transferee of a Member's or Substitute Member's Economic Interest except that an Assignee shall have no right to vote or participate in the Management of the Company unless and until the Assignee becomes a Substitute Member.

1.4 "Assigning Member" means a Member who by means of a Transfer has transferred an economic interest in the Company to an Assignee.

1.5 "Capital Account" means the account to be maintained by the Company for each Member as set forth in Article 3 of this Agreement.

1.6 "Cash Available for Distribution" means all cash derived from operations of the Company (including interest received on reserves), without reduction for any non-cash charges, but less cash used to pay current operating expenses and to pay or establish reasonable reserves for future expenses, debt payments, capital improvements, and replacements, as from time to time determined and approved by the Board of Managers.

1.7 "Code" means the Internal Revenue Code of 1986, as amended and any successor provision.

1.8 "Company" means HUMBLEMAKER, LLC.

1.9 "Contribution" or "Capital Contribution" means any money, property, or services rendered, or a promissory note or other binding obligation to contribute money or property, or to render services as permitted in this Agreement or by law, which a Member contributes to the Company as capital, in that Member's capacity as a Member pursuant to this Agreement or any other agreement among the Members, including an agreement as to value.

1.10 "Economic Interest" means a Member's right and interest to share in allocations and/or distributions of Profits and Losses of the Company. It does not include a Member's right, or lack thereof, to vote or participate in the management of the Company.

1.11 "Fiscal Year" means the calendar year, unless and until the Board of Managers decides otherwise.

1.12 "Manager" means the person, if any, designated or appointed as a Manager pursuant to Article 6 of this Agreement. "Board of Managers" means the persons designated or appointed to the Board of Managers pursuant to Article 6 of this Agreement.

1.13 "Member" means any person or entity who executes a counterpart of this Agreement as a Member of the Company and any person or entity who subsequently is admitted as a Member of the Company. Each Member has a Capital Account.

1.14 "Membership Interest" means the totality of rights of a Member in the Company, including the Member's financial interest, the right to vote and/or participate in management of the Company, Percentage Interest, and the right to information concerning the business and affairs of the Company.

1.15 *"Percentage Interest"* means the percentage that a Unit or number of Units constitutes with respect to the total number of Units of the Company then issued and outstanding.

1.16 "Profits and Losses" means the net income or loss of the LLC for a fiscal year as determined for federal income tax purposes, including all items of Company income, gain, loss, deduction, credit and the like, with the adjustments consistent with the safe harbor for making allocations of income and loss in the Regulations under Code Section 704(b).

1.17 *"Regulations"* means the income tax regulations, including temporary regulations, promulgated under the Code by the United States Treasury Department, as the same may be amended from time to time.

1.18 "Substitute Member" means an assignee or Transferee of a Member's or Substitute Member's Membership Interest who has been admitted to the Company as a Member pursuant to the procedures set forth in this Agreement and who shall then have all Membership Interests, including the right to vote and participate in the management of the Company, as the transferring Member had.

1.19 "Transfer" means, when used as a noun, any sale, hypothecation, pledge, assignment, attachment, or other transfer, and, when used as a verb, to sell, hypothecate, pledge, assign or otherwise transfer.

1.20 "Transferee" means a person to whom a Member's or Substitute Member's Membership Interest has been validly transferred in accordance with the terms of this Agreement. A Transfer of a Member's or Substitute Member's Membership Interest does not include a Transfer of the right to vote or participate in the management of the Company, and a Transferee becomes a mere Assignee unless and until the Transferee has been admitted as a Substitute Member pursuant to the procedure set forth in this Agreement.

1.21 "Units" means units of ownership in the Company.

1.22 "Voting Interest" means the voting Percentage Interest assigned to a Member, upon inception, admission, or otherwise from time to time, and shall be directly proportionate to the Members' respective Percentage Interests.

ARTICLE 2

ORGANIZATION

2.1 Formation. A limited liability company has been organized pursuant to the Act and the provisions of this Agreement. The Company has caused Articles of Organization to be prepared, executed and filed with the California Secretary of State.

2.2 Name. The name of the Company is HUMBLEMAKER, LLC.

2.3 Business. Unless and until changed by the Board of Managers, the primary business of the Company is to engage in the design, production, and sale of cold brew coffee, beverages, clothing, and accessories under the brand name "HUMBLEMAKER" and any related activities. However, the Company is authorized to engage in any and all business activities permitted by the Act.

2.4 Term. The term of existence of the Company shall commence on the effective date of filing the Articles of Organization with the California Secretary of State and shall continue in existence indefinitely, unless and until dissolved in accordance with the provisions of this Agreement or the Act.

2.5 Principal Place of Business. The Company's initial principal place of business shall be located at 224 Tulane Rd., Costa Mesa, California, 92626, and may be moved to any other place within or without the State of California as the Board of Managers shall from time to time determine.

2.6 Resident Agent. The Company's initial resident agent for service of process is LegalZoom.com, Inc..

ARTICLE 3

CAPITAL

3.1 Initial Contributions. Upon execution of this Agreement, the Members shall contribute (or shall have already contributed) Contributions to the Company in the form of cash or property (tangible or intangible) as set forth for each Member in Exhibit A.

3.2 Additional Contributions & Right of First Refusal On Outside Investment. From time to time the Board of Managers may, in good-faith, determine to make a capital call for additional Contributions, to be made in proportion to each Member's Percentage Interest ("Capital Call"). Each Capital Call notice shall set forth the amount of additional Contributions sought from each Member and the additional Units to be issued in exchange therefore. Any such additional Contributions shall be credited to that Member's Capital Account, as set forth herein. Each Member may, but is not required to, make proportionate Contributions to the Company. However, if a Member elects not to make any additional Contribution in proportion to the then Percentage Interests of the Members, the Percentage Interests of each of the Members shall be adjusted to equal a fraction, the numerator of which shall be the number of Units held by that Member and the denominator of which shall be the total number of Units held by all Members, and Exhibit B shall be updated to reflect such new Percentage Interests.

In the event the Company seeks to raise additional capital in the future, it shall offer to all the Members in proportion to their Membership Interest the opportunity to contribute such additional capital on terms no less favorable than those proposed to be offered to outside investors. If one or more of the Members do not make the proposed contribution within the time specified by the Board of Managers (which shall at a minimum be 20 days), the Company may then pursue outside investment to satisfy the Capital Call upon terms no more favorable than those offered to all Members. The Company shall have 90 days following the period of time referred in the preceding sentence to enter into a binding agreement, if at all, with respect to the Capital Call on which existing Members did not exercise their right of first refusal. After said 90 day period, the Company shall not thereafter issue or sell new securities or raise additional capital without first offering the Members an opportunity to participate in the manner provided above.

3.3 No Interest on Contributions. No interest shall accrue or be paid on or with respect to any Contribution.

3.4 Return of Contributions. Except as otherwise provided in this Agreement, no Member shall have the right to receive the return of any Contribution, except potentially upon dissolution of the Company. No Member may be compelled to accept from the Company a distribution of any asset in kind in lieu of a proportionate distribution of money being made to other Members. Except upon a dissolution and the winding up of the Company, no Member may be compelled to accept a distribution of any asset in kind.

3.5 Withdrawal of Contribution. A Member shall not be entitled to withdraw any part of the Member's Contribution or to receive any distribution, whether of money or property, from the Company except as provided in this Agreement.

3.6 Limited Liability. A Member shall not be personally or individually liable for the expenses, liabilities or obligations of the Company except as otherwise provided in the Act or in this Agreement, and in no event beyond such Member's respective Capital Contribution.

3.7 No Priority of Return. Except as otherwise provided in this Agreement, no Member shall have priority over any other Member with respect to the return of a Contribution or distributions or allocations of profits, losses, deductions, credits or items thereof.

3.8 Failure to Make Initial Contributions. If a Member fails to make their initial Contribution (or an installment payment on their initial Contribution), in full, within thirty (30) days of the date set forth for that Contribution, that Member's entire Membership Interest shall terminate. All previous installment payments shall be returned to the terminating Member within ninety (90) days. The terminating Member shall indemnify and hold the Company and the other Members harmless from any loss, cost, or expense, including reasonable attorneys' fees, caused by the failure to make such Contribution.

3.9 Capital Accounts. The Company shall maintain a Capital Account for each Member consisting of that Member's Contribution: (i) increased by that Member's share of Profits; (ii) decreased by that Member's share of Losses; and (iii) adjusted as required in accordance with applicable provisions of the Code. Notwithstanding any other provision of this Agreement, the Company shall maintain a separate Capital Account for each Member in accordance with the safe harbor for allocations of income and loss in the Regulations promulgated under Section 704(b) of the Code.

3.10 Transfers of Membership Interests. If all or part of a Membership Interest is properly transferred pursuant to the terms Article 8 of this Agreement, the Transferee shall succeed to all or that part of the Capital Account of the Transferor as is attributable to the Transferred Membership Interest. Income and loss shall be allocated on a "closing of the books" method.

3.11 Certificates. Subject to the terms and conditions of this Agreement, no certificates representing the Units shall be issued unless the Board of Managers so elects.

ARTICLE 4

ALLOCATIONS

4.1 Allocations of Profit or Loss. For each taxable year of the Company (or other relevant period), Profits or Losses of the Company shall be allocated to the Members in proportion to their respective Percentage Interests.

4.2 Allocations on Sale or Destruction; Dissolution. Profits or Losses generated by the sale of all or a substantial portion of the Company's property or assets, including those generated by the destruction of all or a substantial portion of the Company's property or assets, and Profits or Losses allocable upon the dissolution and winding up of the Company shall be allocated among the Members in accordance with section 4.1, above.

4.3 Allocations Upon Transfer of Membership Interest. In the event of a proper transfer of a Membership Interest, any Profits or Losses allocable to the transferred Membership Interest shall be allocated on a "closing of the books" method, except that real estate taxes and insurance premiums may be allocated between the Transferring Member and the Transferee on the basis of the number of days during the Fiscal Year each was the holder of the transferred Interest.

4.4 Consistent Reporting for Income Tax Purposes. Each Member agrees to be bound by the allocation provisions of this Agreement in reporting such Member's share of Profits or Losses and/or other items for federal and state income tax purposes.

4.5 Qualified Income Offset. Notwithstanding any other provision of this Agreement: (i) a Member shall not be allocated under section 4.1 items of Loss and deduction of the Company to the extent such an allocation would cause or increase a deficit balance in such Member's Capital Account (in excess of any limited dollar amount of such deficit balance that such Member is obligated to restore, including under the Regulations applicable to Company nonrecourse and recourse loans) as of the end of the allocation period to which such allocation relates; (ii) there shall be allocated to the Members such gains or income as shall be necessary to satisfy the "qualified income offset" requirement of Regulation Section 1.704-1(b)(2)(ii)(d); (iii) with respect to any Company recourse debt or a loan made by a Member to the Company, deductions attributable to such debt or loan within the meaning of Regulation Section 1.704-2(i)(2) shall be allocated to the Member(s) who bear the economic risk of such debt or loan; (iv) this Agreement incorporates the "minimum gain chargeback" provisions set forth in Regulation Sections 1.704-2(f) and (g) and the "partner nonrecourse debt minimum gain chargeback" set forth in Regulation Section 1.704-2(i)(4) (which shall apply as provided in those regulations); and (v) any allocations made pursuant to section 4.5(i) or (ii) shall be taken into account in allocating items of Profit and Loss among the Members so that, to the extent possible, the net amount of such allocations to each Member shall be equal to the net amount that would have been allocated to each such Member if such allocations under section 4.5(i) or (ii) had not occurred.

4.6 Repayment of Founder Debt. Subject to applicable law and any limitations contained elsewhere in this Agreement, founder debt will not be paid back until the Members who have made cash contributions to the Company have received distributions equal to their original capital contribution plus an 8% annual return on that contribution.

ARTICLE 5

DISTRIBUTIONS

5.1 General.

(a) The timing and amount of all distributions of cash or other assets shall be determined by the Board of Managers. All distributions shall be made in direct proportion to each Member's Percentage Interest. If a "profits interest" plan is approved and such interests are distributed by the Company, which is expressly authorized by this Agreement, distributions shall also be made in accordance with the Members' and other holders' profits interests.

(b) Notwithstanding section 5.1(a), in advance of the due date for the payment of quarterly income tax estimates, the Company shall, subject to cash available for distribution, make distributions to Members in amounts so as to enable the Members to the extent possible to satisfy their respective income tax liabilities arising from the operation of the Company's business for the applicable tax year, as determined by the Board of Managers in good faith; any distributions made pursuant to this sentence shall be in direct proportion to each Member's Percentage Interest, regardless of each Member's anticipated income tax liability. The Board of Managers shall use its best efforts to time the distributions to coincide with any applicable estimated tax due dates and final tax due dates. The Company shall indemnify the Members and any of their affiliates, officers, directors, members, shareholders, employees and agents, and hold them harmless, from any tax liability incurred by such Member as a result of the Company's failure to make a distribution to such Member sufficient to pay such Member's portion of federal, state or local tax liability that is directly attributable to Member's Membership Interest.

(c) If the proceeds from a sale or other disposition of a Company asset consist of property other than cash, the value of such property shall be determined in good faith by the Board of Managers. If such non-cash proceeds are subsequently reduced to cash, such cash shall be distributed to each Member in accordance with section 5.1(a), above. If a "profits interest" plan including liquidation interest is approved and such interests are distributed by the Company, which is expressly authorized by this Agreement, distributions shall also be made in accordance with such interests.

5.2 Withholding. If the Company incurs a withholding tax obligation with respect to the share of income allocated to any Member, (i) any amount which is (a) actually withheld from a distribution that would otherwise have been made to such Member and (b) paid over in satisfaction of such withholding tax obligation shall be treated for all purposes under this Agreement as if such amount had been distributed to such Member, and (ii) any amount which is so paid over by the Company, but which exceeds the amount, if any, actually withheld from a distribution which would otherwise have been made to such Member, shall be treated as an interest-free advance to such Member. Amounts treated as advanced to any Member pursuant to this Section 5.2 shall be repaid by such Member to the Company within 20 days after notice to such Member from the Board of Managers or from any other Member making demand therefor. Any amounts so advanced and not timely repaid shall bear interest, commencing on the expiration of such 20-day period, compounded monthly on unpaid balances, at an annual rate equal to the sum of the "applicable federal rate" as defined in Code Section 1274(d) for short-term loans as of such expiration date plus 4%. The Company shall be entitled to collect any unpaid amounts from any Company distributions that would otherwise be made to such Member.

ARTICLE 6

MANAGEMENT

6.1 Except as otherwise provided herein, all "major" decisions (as defined below) concerning the business of the Company shall be made by a majority vote of the Board of Managers. The Board of Managers shall initially be comprised of three (3) persons, one (1) of whom shall be appointed by Future Options; one (1) of whom shall be Marseilles (or his successor or such other Member as may be subsequently appointed by Marseilles and who is not also a member of Future Options); and one (1) who shall be a mutually agreeable independent person as agreed upon by Future Options and Marseilles, who is hereby named as Darin Dennee to serve until he resigns or is otherwise removed or replaced in accordance with this Agreement (the "Board of Managers" or "Board"). The number of persons serving on the Board of Managers may be increased to five (5) upon majority vote of the Members without amendment of this Agreement. "Major" decisions include:

(i) distributions of cash or other assets;
(ii) capitalization decisions, including, without limitation, the authorization and issuance of new Units or the right to acquire Units, or any division or subdivision of Units; or creation of new classes of Units, including those with preferences;
(iii) creation of either an equity incentive plan or a "profits interest" plan which makes distributions of Company profit and/or proceeds of sale of the Company to non-Members in return for investment or as other incentive;
(iv) the admission of a new or substitute member to the Company;
(v) incurrence of individual expenditures in excess of $20,000, unless such expenditures are regular and customary in the Company's operations;
(vi) incurrence of indebtedness in excess of $20,000;
(vii) the appointment or removal of members of the Board of Managers or the Manager; and
(viii) such other decisions indicated herein as requiring Board approval.

Decisions concerning the management of the "day to day" business operations of the Company shall and may be made by Chris Smith (the "Manager") until such time as he resigns.

6.2 Subject to Section 6.1, the Manager has the individual authority to act on behalf of the Company, bind the Company to agreements and arrangements and make all necessary expenditures, and to delegate authority as determined by the Board.

6.3 The Members are not required to hold annual or special meetings. In the event that a Member or Members wish to hold a formal meeting for any reason, the following procedures shall apply:

(a) Any one Member may call a meeting of the Members by giving at least forty-eight (48) hours advance notice of the meeting to the other Members. Such notice must specify the purpose of the meeting and its location, if the meeting is to be held other than at the Company's principal office. No meeting shall be held anywhere outside Orange or Los Angeles Counties without the written consent of all Members.

(b) A majority of the Members shall constitute a quorum.

(c) The transactions of the Members at any meeting, however called or noticed, or wherever held, shall be as valid as though transacted at a meeting duly held after call and notice if a quorum is present and if, either before or after the meeting, each Member not present signs a written waiver of notice, a consent to the holding of the meeting, or the approval of the minutes of the meeting.

(d) Except as expressly provided for in this Agreement, any action required or permitted to be taken by the Members under this Agreement may be taken by the Board of Managers.

(e) Members may participate in the meeting through the use of a conference telephone or similar communications equipment, provided that all members participating in the meeting can hear one another.

(f) The Members shall keep or cause to be kept with the books and records of the Company full and accurate minutes of all meetings, and waivers of notices and meetings, and all written consents in lieu of meetings.

6.4 Compensation and Expenses. The Members and/or their designees may be entitled to receive compensation for serving in any capacity for the Company and to receive reimbursement for expenses or advances, as the Board shall determine.

6.5 Removal of Manager(s). All or any lesser number of Managers may be removed at any time, with or without cause, by the affirmative vote of Members holding a Supermajority Interest at a meeting called expressly for that purpose, or by the written consent of the Members holding a Supermajority Interest. Any removal shall be without prejudice to the rights, if any, of the Manager under any employment contract and, if the Manager is also a Member, shall not affect the Manager's rights as a Member or constitute a withdrawal of a Member.

A Manager also may be removed by the affirmative vote or written consent of a majority of the remaining Managers if such Manager becomes incapable of fulfilling his or her obligations under this Agreement because of injury or physical or mental illness and such incapacity shall exist for 30 working days in the aggregate during any consecutive six month period.

6.6 Vacancies. Any vacancy occurring for any reason in the number of Managers may be filled by the affirmative vote or written consent of Members holding a Majority Interest.

ARTICLE 7

MEMBERSHIP - MEMBERS AND VOTING

7.1 There shall initially be only one class of Membership. The Members have authorized the Company to issue up to a total of one million five hundred thousand (1,500,000) Units. The Board of Managers may authorize the creation of additional Units and additional classes of units, including those with preferred status as determined by the Board. A Member's percentage interest in the Company (including a Member's Voting Rights) is based upon the number of Units held by that Member relative to the other Members. The following actions, and these actions alone, shall require the majority approval of all of the Members:

(a) Any amendment of the Articles of Organization or this Agreement, except as set forth in 6.1 above; or the dissolution of the Company, as further discussed in Article 10;

(b) a sale or disposition of all or substantially all of the Company's assets or property, or any merger, consolidation, sale of equity or assets, change in control or any other such transaction(s) by the Company;

(c) decisions with respect to liquidation of Company assets and/or the filing of any petition for bankruptcy;

(d) The merger of the Company with a corporation or a general partnership or other person shall require the affirmative vote or written consent of all Members;

(e) Transactions between the Company and the Manager any of the Manager's Affiliates, or transactions in which the Manager, or one or more of any Manager's Affiliates, has a material Financial Interest; and

(f) Conversion of the company to a corporation or other entity.

For all matters requiring a vote of the Members, each Member shall vote in proportion to such Member's Percentage Interest as of the record date. For clarity, Major Decisions as described in Section 6.1 require only the vote of the Board of Managers.

7.2 Record Date. The record date for determining the entitlement to vote shall be the date set by the Board of Managers, provided that such record date shall not be more than thirty (30), nor less than five (5) days prior to a Meeting, nor more than thirty (30) days prior to any other action. In absence of any action setting a record date the record date shall be determined in accordance with Corporations Code section 17104(k).

7.3 Action Without Meeting Formalities. Any action in the conduct of the Company's business may be taken without meetings or any of the formalities associated therewith, including formal written consent, except as in a given instance where it is specifically required. If a meeting is desired, and except as otherwise provided, the affirmative vote of the Board of Managers shall be sufficient to approve any matter requiring action by the Members.

ARTICLE 8

ADMISSIONS AND TRANSFERS; WITHDRAWAL

8.1 Restrictions on Withdrawal. A Member may not withdraw from the Company without the consent of the Board, which consent may be granted or withheld for any reason or for no reason at all. Withdrawal shall not release a Member from any obligations or liabilities under this Agreement accrued or incurred before the effective date of withdrawal. The Withdrawing Member shall only be entitled to a return of that Member's Contribution or to the Appraisal Value (as determined in section 8.7) of that Member's Membership Interest on the effective date of the withdrawal, whichever is less. Unless otherwise agreed to by the Board, all such payments shall be made in equal monthly installments over a three (3) year period, with the applicable federal rate of interest. Upon and after the effective date of withdrawal, the withdrawing Member shall have no further rights under this Agreement.

8.2 Restrictions on Transfer. Except as expressly provided in this Agreement, a Member shall not transfer or sell, or attempt to transfer or sell, any part of the Member's Membership Interest in the Company, whether now owned or later acquired, unless: (i) the Board approves the transfer or attempted transfer, in writing; (ii) the Board approves the transferee's admission to the Company as a Member, in writing; (iii) the Membership Interest to be transferred, when added to the total of all other Membership Interests transferred in the preceding twelve (12) months, will not cause the termination of the Company under the Code; and (iv) the transferee accepts and agrees to be bound by all of the terms and conditions in this Agreement. No Member may encumber or permit or suffer any encumbrance of all or any part of the Member's Membership Interest in the Company unless the Board has approved such encumbrance, in writing. Upon approval of any sale or transfer and satisfaction of the requirements contained in Article 8, the Company shall promptly provide to the selling or transferring Member and the transferee an amended Exhibit B reflecting the sale or transfer of the Membership Interest and work in good faith to promptly admit, as necessary, the transferee as a Member.

8.3 Right of First Refusal. Assuming approval of such sale or transfer, or attempted sale or transfer under section 8.2, above, if a Member wishes to sell or transfer, or attempt to sell or transfer, any or all of the Member's Membership Interest in the Company under a Bona Fide Offer ("Bona Fide Offer" means an offer in writing setting forth all relevant terms and conditions of purchase from an offeror who is ready, willing, and able to consummate the purchase and who is not an affiliate of the selling or transferring Member), the Member shall give written notice to all other Members at least thirty (30) days in advance of the proposed sale or Transfer, indicating all terms of the Bona Fide Offer and the identity of the offeror (such notice shall be referred to as a "Notice"). The Company and then the other Members shall have the option to purchase the Membership Interest proposed to be sold or transferred pursuant to the following order:

(a) For twenty (20) days after the Notice is given, the Company shall have the right to purchase any or all of the transferring Member's Membership Interest for the lesser of: (i) the price stated in the Notice (or the price plus the dollar value of non-cash consideration, as the case may be); or (ii) the price determined under the valuation procedures set forth in Section 8.7. Any portion of the Membership Interest that the Company purchases shall be redistributed to the Members existing prior to the transfer and/or sale (other than the selling/transferring Member), without further contribution, in proportion to their respective Percentage Interests.

(b) If the Company does not exercise its right to purchase all of the Membership Interest, then, with respect to the portion of the Membership Interest that the Company does not elect to purchase, that right shall be given to the other Members for an additional twenty (20) day period, beginning on the day that the Company's right to purchase expires, or that it gives written notice to the Members that the Company does not elect to exercise its right to purchase. Each of the other Members shall have the right to purchase, on the same terms, a part of the Membership Interest in proportion to what the Member's Percentage Interest bears in relationship to the total Percentage Interests of all of the Members who choose to participate in the purchase under this section; provided, however, that the Company and the participating Members may not, in the aggregate, purchase less than the entire Membership Interest.

If the Company and the Members do not exercise their rights to purchase all of the Membership Interest pursuant to this Article, the offering Member may, within sixty (60) days from the date the Notice is given, transfer or sell that Membership Interest to the offeror named in the Notice on the identical terms and conditions set forth in the Notice. Unless the provisions of section 8.2, above, have been met, the sale shall not be valid, and shall be automatically null and void.

8.4 Triggering Event. On the happening of any of the following events ("Triggering Events") with respect to a Member, the Company and then the other Members shall have the option to purchase the triggering Member's Membership Interest, pursuant to the process described under Section 8.3(a), above, and at the price provided in Section 8.7, below:

(a) The death, incapacity or bankruptcy of a Member, or a transaction or series of related transactions in which more than fifty percent (50%) of the voting equity interests of the corporate member are disposed of. For the purposes of this Agreement, a corporate Member includes those Members organized as a corporation, a limited liability company, a limited liability partnership, a limited partnership, a general partnership or any other organization recognized as a business entity under the laws of the State of California or the jurisdiction under which a corporate Member is otherwise organized.

Each Member agrees to give written notice of a Triggering Event to all other Members within ten (10) days of their knowledge of such.

8.5 Marital Dissolution or Death of a Spouse.

(a) In the event of any divorce, legal separation, nullity, or dissolution of marriage of a Member, all of that Member's Membership Interest in Company, including the Member's spouse's community property, separate property or other interest in the Member's Membership Interest, shall be awarded or allocated to the Member. The Member's spouse shall not retain nor receive any portion of the Member's Membership Interest. The Member's spouse shall accept an equalizing award or payment for the spouse's portion, if any, of the Member's Membership Interest.

(b) Upon the death of a spouse of a Member, no portion of the Member's Membership Interest owned by the deceased spouse, whether community property, separate property or other, shall be given or distributed to any person other than the Member, except that the deceased spouse's portion of the Member's Membership Interest may be transferred to a trust for the benefit of the Member. The Member and his/her spouse shall make provisions consistent with this Section 8.5(b) in their wills, trust or other testamentary instruments.

8.6 Nonparticipation of Interested Member. Neither the Member whose interest is subject to purchase under this Article, nor such Member's Affiliate, shall participate in any Vote or discussion of any matter pertaining to the disposition of the Member's Membership Interest in the Company under this Agreement.

8.7 Purchase Price/Appraisal Value. The purchase price of the Membership Interest that is the subject of a valuation under this Article shall be the "Appraisal Value," as calculated below:

The Appraisal Value means the cash price that a willing buyer would pay to a willing seller when neither is acting under compulsion and when both have reasonable knowledge of all relevant facts. Each of the selling/transferring and purchasing parties shall use his, her, or its commercially reasonable efforts to mutually agree upon the Appraisal Value. However, if the parties are unable to so agree within ten (10) days of the date of a Notice provided in this Article, the selling/transferring party shall appoint, within ten (10) days, one appraiser, and the purchasing party shall appoint within ten (10) days, one appraiser. The two appraisers shall within a period of ten (10) additional days, agree upon and appoint an additional appraiser. The three appraisers shall, within sixty (60) days after the appointment of the third appraiser, determine the Appraisal Value of the Membership Interest in writing and submit their report to all the parties. The Appraisal Value shall be determined by disregarding the appraiser's valuation that diverges the greatest from each of the other two appraisers' valuations, and then averaging the remaining two appraisers' valuations. Each party shall pay for the services of the appraiser selected by it, plus one half of the fee charged by the third appraiser. The Appraisal Value as so determined shall be payable in cash, or in such other form as the selling/transferring party and the purchasing party determine.

The time periods under section 8.3 shall be tolled during the process of determining the Appraisal Value. By signing this Agreement, all Members agree that the provisions of this Article, and specifically the valuation methodology contained in this section 8.7, are reasonable and enforceable against all other Members, and shall under no circumstances be challengeable or refutable.

8.8 Admission of Additional, Different or Substitute Members. No new Member shall be admitted to the Company, and the Company shall not recognize on its books any new Member, unless the Board of Managers shall, in their sole discretion, agree to the admission of such new Member and such proposed new Member shall have executed a counterpart signature page to this Agreement. Any purported admission of a new Member in violation of this Agreement shall not be recognized or in any manner given effect, and such person shall not be entitled to any rights or powers accorded to a Member under law or this Agreement. Admission of any person as a Member is subject to satisfaction of all of the following requirements:

(a) That person's written acceptance and adoption of all of the terms and provisions of this Agreement as if an original signatory hereto;

(b) That person's execution and acknowledgment of such other instrument(s) as the Board deems necessary or desirable to effect admission;

(c) That person's payment or assumption of the obligation to pay, as the Board deems necessary or appropriate, all reasonable expenses connected with such admission;

(d) The provision by that person, if requested by the Board, of an opinion of counsel, satisfactory to the Company, that, in the opinion of said counsel, such transfer would not jeopardize the tax status of the Company as a partnership for federal or state income tax purposes, and would not violate, nor cause the Company to violate, any applicable law or governmental rule or regulation, including without limitation any applicable federal or state securities law;

(e) The selling/transferring Member shall have transferred to that person all rights attendant to becoming a Member, upon the approval of the Board as set forth herein;

(f) To the extent necessary or agreed upon, that person providing any Contribution to the Company;

(g) Any other conditions which the Board may reasonably impose as a pre-requisite to admission as a Member.

8.9 Unless and until fully and properly admitted as a Member of the Company, any purchaser, transferee or other proposed Member under this Article shall have no rights whatsoever under this Agreement.

ARTICLE 9

TERMINATION OF MEMBERSHIP

9.1 Termination for Cause. Any Member may have its Membership Interest in the Company terminated for cause, pursuant to the provisions of this Article. Termination shall become final, and all rights and obligations of the terminated Member under this Agreement shall cease, ten (10) days after that Member is provided written notice. The terminated Member shall be entitled to receive a return of that Member's Contribution, as set forth in Exhibit A, or the Appraisal Value (as determined in section 8.7) of that Member's Membership Interest, whichever is more, within sixty (60) days after the termination becomes final. The provisions of this Article shall become enforceable against a Member upon a good-faith determination by the Board that a Member or its trustee has:

(a) Engaged in misconduct, or a willful breach of this Agreement, of such a nature as to render the Member's continued presence as a Member detrimental to the business activities of the Company; or

(b) Been convicted by final action, or found civilly liable, by any court or other adjudicating tribunal or forum, of fraud, embezzlement, theft, forgery, conversion, tax evasion or any other offense involving moral turpitude or financial deception; or

(c) Caused the Company to be convicted of a crime or to incur criminal penalties in material amounts; or

(d) Agreed in writing to provide all or part of that Member's Contribution in the form of future services or agreed to provide services to the Company in addition to those necessary to satisfy that Members Contribution, and thereafter fails to provide the services at a level of which would be considered the fair market value of the services, or has, by good-faith determination of the Board, failed to perform the services in an acceptable or professional manner; or

(e) Has failed to reasonably participate in the business and affairs of the Company, which failure has resulted in material detriment to the Company.

9.2 By signing this Agreement, all Members agree, in light of the limited number of Members of the Company, that the provisions of this Article are reasonable and enforceable against all other Members.

ARTICLE 10

DISSOLUTION AND LIQUIDATION

10.1 Dissolution. In addition to any event specified by applicable law, the Company shall be deemed dissolved upon the happening of the first to occur of any of the following, each of which constitutes an "Event of Dissolution":

(a) The unanimous, written consent of the Members to dissolve the Company;

(b) The sale or other disposition of all or substantially all of the Company's assets;

(c) The entry by a court of competent jurisdiction of a final decree of judicial dissolution.

10.2 Continuation of Business. Promptly upon the occurrence of an Event of Dissolution, the Members may convene a meeting for the purpose of deciding whether to continue the business of the Company. Unless the Members elect to continue the business, a Member designated for the purpose (the "Liquidating Member") shall proceed with the winding up and termination of the Company pursuant to the provisions of this Article.

10.3 Winding Up, Liquidation and Distribution of Assets. Upon the occurrence of an Event of Dissolution, and in the absence of a decision under Section 10.2 to continue the business of the Company, the Liquidating Member shall immediately proceed to wind up the affairs of the Company. The assets of the Company shall be applied as follows in accordance with the Act: (i) to satisfaction of the Company's debts to creditors other than Members; (ii) to satisfaction of debts owing to Members; (iii) to the establishment of such reserves as the Liquidating Member deems reasonably necessary to pay all of the Company's claims and obligations, including all contingent, conditional or unmatured claims and obligations known to the Company; and (iv) the Members in proportion to their respective Percentage Interests.

10.4 Termination. Upon completion of the winding up, liquidation and distribution of the assets, the Company shall be deemed terminated.

10.5 Certificate of Cancellation. When all debts, liabilities and obligations have been paid and discharged or adequate provisions have been made therefor and all of the remaining property and assets have been distributed, the Liquidating Member shall file all necessary certificates or notices required by the Act. Upon the filing of said certificates or notices, the existence of the Company shall cease, except as otherwise provided for or required by the Act.

10.6 Return of Contribution; Nonrecourse to Other Members. Except as provided by law or as expressly provided in this Agreement, upon dissolution each Member shall look solely to the assets of the Company for the return of such Member's Contribution. If the property remaining after the payment or discharge of liabilities of the Company is insufficient to return the Contributions, no Member shall have recourse against any other Member. No Member shall be liable for any Capital Account deficit.

ARTICLE 11

BOOKS, RECORDS, ACCOUNTING AND TAX MATTERS

11.1 Books and Records. Unless otherwise determined by the Board, the financial books and records of the Company shall be kept on the accrual method of accounting, which shall be the method of accounting followed by the Company for income tax purposes. A balance sheet and income statement of the Company shall be prepared promptly following the close of each fiscal year in a manner appropriate to and adequate for the Company's business and for carrying out the provisions of this Agreement. This fiscal year of the Company shall be January 1 through December 31.

11.2 Separate Business. The Company shall conduct its business and operations separate and apart from that of any Member, person or entity, or any affiliate of a Member, including, without limitation: (i) segregating Company assets and preventing funds or other assets of the Company from being commingled with the funds or other assets of, held by, or registered in the name of any Member, person or entity, or any affiliate of a Member; (ii) maintaining books and financial records of the Company separate from the books and financial records of any Member, person or entity, or affiliate of a Member, and observing all Company procedures and formalities, including, without limitation, maintaining minutes of Company meetings, if any, and acting on behalf of the Company only pursuant to due authorization of the Members; (iii) causing the Company to pay its liabilities from assets of the Company; and (iv) causing the Company to conduct its dealings with third parties in its own name and as a separate and independent entity.

11.3 Company Funds; Bank Accounts. The funds of the Company shall not be commingled with the funds of any other person or entity and shall not be utilized in any manner except for the benefit of the Company. The bank accounts of the Company shall be maintained in such banking institution or institutions as is or are selected by the Board, and withdrawals shall be made only in the regular course of Company business and as otherwise authorized in this Agreement, on such signature or signatures as the Board shall determine. All funds of the Company shall be invested in accordance with decisions of the Board or, in the absence of an applicable decision, in accordance with the best interests of the Company.

11.4 Maintenance of Books and Records. The Company shall keep such books and records as are necessary for the Company to produce statements, returns, records and information.

Unless otherwise determined by the Board, the Company's books and records shall be maintained on a cash basis.

11.5 Records, Audits and Reports. The Company shall maintain records and accounts of all operations and expenditures of the Company. At a minimum, the Company shall keep, at its principal place of business or at such other location as the Board shall determine, whether within or outside the state of California, the following records:

(a) True and full information regarding the status of the business and financial condition of the Company; and

(b) Promptly after becoming available, copies of the Company's federal, state and local income tax returns for each year, which shall be retained for not less than six (6) years; and

(c) A current list of the name, Social Security or federal tax identification number, and last known business, residence or mailing address of each Member, and if applicable, each holder of a financial interest who is not a Member; and

(d) A copy of the Articles of Organization and this Agreement and any certification filed in any other jurisdiction, together with executed copies of any written powers of attorney pursuant to which the Articles, this Agreement, and/or any certification and any amendments thereto have been executed; and

(e) True and full information regarding the amount of cash and a description and statement of the agreed value of any other property or services contributed by each Member (including, if applicable, any such Contribution which any Member has agreed to contribute in the future), and the date on which each Member became a Member.

11.6 Right to Inspect Books and Records.

(a) Right of Inspection. Each Member has the right upon reasonable request, and for purposes reasonably related to the interest of that Member in the Company:

(i) To inspect and copy, during normal business hours, any of the records required to be maintained by the Company pursuant to this Article 11; and

(ii) To obtain from the Company, promptly after their becoming available, copies of the Company's federal, state, and local income tax returns for each year.

(b) Reimbursement of Costs. Except for matters required to be furnished to the Members, the Company may require an inspecting or requesting Member to reimburse the Company for all reasonable costs and expenses incurred by the Company in connection with such inspection and copying and/or production and delivery.

11.7 Tax Returns.

(a) Preparation; Tax Elections. The Company shall cause the preparation and timely filing of any income and other tax returns required to be filed by the Company. All elections permitted to be made by the Company under federal or state laws shall be made by the Members.

(b) Transmittal to Members. The Company shall use commercially reasonable efforts to send or cause to be sent to each Member within ninety (90) days following the end of each fiscal year of the Company such information as is reasonably necessary for such Member to complete such Member's federal, state and local income tax returns.

(c) Tax Matters Partner. The Board shall designate one Member to act as the "tax matters partner," as that term is defined in Section 6231(a)(7) of the Code and corresponding provisions of state and local law. The tax matters partner shall, within ten (10) days of the receipt of any notice from the Internal Revenue Service or other tax authority in any administrative proceeding of the Company relating to the determination of any Company item of income, gain, loss, deduction, or credit, mail a copy of such notice to each Member. The tax matters partner shall be reimbursed by the Company for reasonable costs and expenses incurred by it in the performance of such function.

ARTICLE 12

INDEMNIFICATION

12.1 Indemnification by Company. The Company shall indemnify and hold harmless any Person and their Affiliates who was or is a party to or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company) by reason of the fact that it, he or she is or was a Manager or Member or officer of the Company, or is or was serving the Company with a contractual commitment of indemnification, against expenses (including attorneys' fees reasonable for the city of the principal office of the Company), losses, costs, damages, judgments, fines, and amounts paid in settlement actually and reasonably incurred by it in connection with such action, suit or proceeding if it acted in good faith and in a manner it reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe its conduct unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the Person did not act in good faith and in a manner which he/she reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his/her conduct was unlawful. The Company shall indemnify and hold harmless any Person and their Affiliates who was or is a party to or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Company to procure a judgment in its favor by reason of the fact that it, it, he or she is or was Manager, a Member or officer of the Company, against expenses (including attorneys' fees reasonable for the city of the principal office of the Company) and amounts paid in settlement actually and reasonably incurred by it in connection with the defense or settlement of the action or suit if it acted in good faith and in a manner it reasonably believed to be in or not opposed to the best interests of the Company; except that no indemnification shall be made in respect of any claim, issue or matter as to which such Person shall have been adjudged to be liable for gross negligence or willful misconduct in the performance of his/her duty to the Company or as to which such Person shall have been adjudged to be liable on the basis that personal benefit was improperly received by it unless and only to the extent that the court in which the action or suit was brought determines upon application that, despite the adjudication of liability but in view of all the circumstances of the case, the Person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper. To the extent that a Manager, Member or officer of the Company or any other person serving the Company with a contractual commitment of indemnification has been successful on the merits or otherwise in defense of any action, suit, or proceeding referred to herein, or in defense of any claim, issue or matter therein, it shall be indemnified against expenses, including attorneys' fees reasonable for the city of the principal office of the Company, actually and reasonably incurred by it in connection with the action, suit, or proceeding.

ARTICLE 13

GENERAL PROVISIONS

13.1 Amendments. The Articles of Organization of the Company and this Agreement may be amended and/or restated only upon the unanimous consent and approval of the Members.

13.2 Agreement Binding Upon Successors and Assigns. Except as otherwise specifically provided in this Agreement, this Agreement shall be binding upon and inure to the benefit of the Members and their respective successors, heirs and assigns.

13.3 Investment Representation. The Units have not been registered under the Securities Act of 1933 or any state securities laws (collectively the "Securities Laws"). The Company is issuing the Units in reliance upon exemptions from the registration requirements of the Securities Laws, and the Company is relying upon the fact that the Units are being acquired and are to be held by each Member for investment purposes. Accordingly, each Member hereby confirms that his, her or its Membership Interest is being acquired for such Member's own account, for investment, and not with a view toward the resale or distribution thereof and that such Membership Interest/Units may not be offered or sold to anyone unless there is an effective registration or other qualification relating thereto under all applicable Securities Laws or unless the Company has received an opinion of counsel, satisfactory to the Company, that such registration or other qualification is not required. Each Member understands that the Company is and shall be under no obligation to register the Units or to assist any Member in complying with any exemption from registration under the Securities Laws.

13.4 Governing Law. This Agreement, all acts and transactions pursuant hereto and arising out of this Agreement, and the rights and obligations of the Members shall be governed, construed, and interpreted in accordance with the laws of the State of California without regard to conflicts of law principles.

13.5 Entire Agreement. This Agreement represents the entire agreement among the Members with respect to the transactions contemplated herein and supersedes all prior agreements, written or oral, with respect thereto.

13.6 Waivers. The failure of the Company or of a Member to seek redress for violation of or to insist upon the strict performance of any covenant or condition of this Agreement shall not prevent a subsequent act, which would have originally constituted a violation, from having the effect of an original violation.

13.7 Rights and Remedies Cumulative. The rights and remedies provided by this Agreement are cumulative, and the use of any one right or remedy shall not preclude or waive the right to use any or all other remedies. Said rights and remedies are given in addition to any other rights the parties may have by law, statute, ordinance or otherwise.

13.8 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed to be an original hereof, all of which, taken together, constituting one and the same document.

13.9 Specific Performance. The Members agree that the rights and obligations set forth in this Agreement are unique and of such a nature as to be inherently difficult or impossible to value monetarily. Therefore, in the event of a breach of any term of this Agreement by a party, it being agreed that an action at law for damages or other remedy at law could be inadequate to protect the rights and interests of the other party or parties, each party expressly consents to the enforcement of this Agreement by a decree of specific performance. This remedy of specific performance shall be cumulative and not exclusive, and shall be in addition to any other remedies that the Members may have.

13.10 Settlement of Disputes; Arbitration. Any controversy or claim arising between or among the Members, arising out of or in any manner related to this Agreement, or the interpretation, breach or alleged breach thereof, shall, unless otherwise contemporaneously agreed, be resolved finally and exclusively by binding arbitration to be held in San Diego County, California, in accordance with the Commercial Rules of the AAA, before a single arbitrator appointed by the parties in accordance with its Rules. All decisions of the arbitrator shall be final, binding and conclusive on the Members. Judgment upon any award entered by the arbitrator may be entered in any court of competent jurisdiction. Unless otherwise stipulated in the arbitration award, the actual costs of the arbitrator shall be shared equally between the parties to the proceeding.

13.11 Attorneys' Fees; Costs. In any claim or controversy arising out of or relating to this Agreement, in any proceeding whatsoever, including insolvency, bankruptcy, arbitration, declaratory relief, or other litigation, including appeals or rehearing, the "prevailing party," as defined by the Code of Civil Procedure, shall be entitled to receive from the other party, in addition to such other relief as the adjudicating tribunal shall provide, reimbursement for any and all costs, including but not limited to, attorneys' fees, filing and process service fees, court reporter costs/fees, expert costs/fees, costs incurred in seeking attorneys' fees and any other litigation related costs in such sum as shall be awarded by the arbitrator, judge, or court in the said proceeding or in a separate proceeding instituted for the purpose.

13.12 Waiver of Action for Partition. During the existence of the Company, each of the Members expressly and irrevocably waives any right that they may have to bring or maintain any action for partition with respect to any property of the Company.

13.13 Severability. Whenever possible, this Agreement shall be interpreted in such a manner as to be effective and valid under applicable law. If any provision of this Agreement should be prohibited or invalid under applicable law, such provision shall be construed as ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement, and shall be interpreted so as most harmoniously to reflect the basic intent and integrity of this Agreement.

13.14 Construction of Agreement. This Agreement shall not be construed in favor of or against any of the Members, regardless of which party initially drafted the Agreement. This Agreement was reached through arms-length negotiations by the Members and it represents a final, mutually agreeable compromise.

13.15 Captions. The captions in this Agreement are inserted for convenience of reference only and in no way define, describe or limit the scope or intent of this Agreement or any of the provisions hereof.

13.16 Exhibits. Each Exhibit attached hereto is incorporated by reference and made a part of this Agreement.

13.17 Independent Advice of Counsel. All Members, in executing this Agreement, relied solely upon their own judgment, beliefs and knowledge, and the advice and recommendation of their independent counsel. No Member has been influenced or induced to sign this Agreement by any representations or statements (other than those herein) made by the other party or their attorneys.

13.18 Voluntary Agreement. All Members expressly acknowledge that they have carefully read this Agreement, know and understand the contents, and have signed it freely and voluntarily. The Members mutually warrant that the respective signatory of this Agreement is fully authorized and competent to execute the Agreement and is suffering from no condition or disability to prevent the knowing execution of this Agreement.

13.19 Notices and Other Communications. Any notice or other communication required or contemplated to be given under this Agreement shall be delivered in writing by: (i) personal delivery; (ii) registered or certified first class U.S. mail, return receipt requested; (iii) prepaid overnight delivery service, receipt requested; (iv) facsimile (where the noticing party maintains and makes available the facsimile confirmation sheet); or (v) any facsimile number provided by a Member.

IN WITNESS WHEREOF, the Members have executed this Agreement as of April 1, 2016.

FUTURE OPTIONS USA, INC:

By: Chris Smith
Its: Managing Director

BRYAN MARSEILLES:

By: Bryan Marseilles

PAUL R. HUFF

By: Paul R. Huff

EXHIBIT A

CAPITAL CONTRIBUTIONS

The Members have made or shall make the following Contributions, and hold the following Membership Interests in the Company as of the Effective Date.

1. Future Options

Future Options, by and through its members, have contributed services in the formation of the Company, including but not necessarily limited to the creation and development of the HUMBLEMAKER brand, and the continuous operation of the business up through the Effective Date, and shall have 371,250 Units, currently representing forty-nine percent (49%) of the total issued Units (or twenty four and a half percent (24.5%) of the total authorized Units).

2. Bryan Marseilles

Bryan Marseilles has contributed services in the formation of the Company including but not necessarily limited to the creation and development of the HUMBLEMAKER brand, and the continuous operation of the business up through the Effective Date, and shall have 371,250 Units, currently representing forty-nine percent (49%) of the total issued Units (or twenty four and a half percent (24.5%) of the total authorized Units).

3. Paul Huff

Paul Huff has contributed services in the formation of the Company including but not necessarily limited to advice and legal services regarding the formation of HUMBLEMAKER LLC and initial financing thereof, and shall have 7,500 Units, currently representing two percent (2%) of the total issued Units (or one percent (1%) of the total authorized Units).

4. New/Additional Investment

The Members contemplate, and have set aside, seven hundred fifty thousand (750,000) Units, currently representing fifty percent (50%) of the total authorized Units reserved for investment purposes as determined by the Board of Managers. The admission of any new Member or Members shall be subject to Board Approval and the provisions of this Agreement, including but not limited to Section 8.8. Unless and until such new Member or Members are admitted to the Company, the interest(s) set aside herein shall be allocated under Article 4 to the Members in proportion to their respective Percentage Interests. The Membership Interest and Percentage Interest of any new Member is subject to adjustment as set forth in this Agreement.

EXHIBIT B

MEMBERSHIP TABLE AS OF THE EFFECTIVE DATE
Total Units Issued & Outstanding = 750,000 of 1,500,000 Authorized

Members	Units	Percentage Interest of Current Members as of Effective Date	Percentage Interest After New/Additional Investment Up to 750,000 Units
Future Options USA, Inc c/o Chris Smith 3755 Tilden Ave Los Angeles, CA 90034 (310) 367-5154 chris@humblemaker.coffee	371,250	49%	24.5%
Bryan Marseilles 224 Tulane Rd Costa Mesa, CA 92626 (949) 887-9283 bryan@humblemaker.coffee	371,250	49%	24.5%
Paul R. Huff 300 East Esplanade Drive, Suite 1200 Oxnard, CA 93036	7,500	2%	1%
Reserved For New/Additional Investment	750,000	N/A	50%

EXHIBIT C

SPOUSAL CONSENT

I, _____________, am the spouse of _____________ and I acknowledge that I have read the foregoing Agreement dated April 1, 2016, and understand its provisions, especially those in section 8.5 in the event of divorce, legal separation, nullity and/or dissolution. I am aware that, by the provisions of the Agreement, my spouse and I have agreed to limit our ability to sell or transfer all or any portion of our Membership Interest in the Company, including any community property interest or quasi-community property interest, in accordance with the terms and provisions of the Agreement. I hereby expressly approve of and agree to be bound by the provisions of the Agreement in its entirety, including, but not limited to, those provisions relating to the sale and/or transfer of Membership Interests and the restrictions thereon.

Date: April 1, 2016

____

[spouse]